SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 19, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Condensed interim financial statements as of September 30, 2020 together with the reports on review of interim financial statements.

CONTENT

•	Cover Sheet

•	Condensed consolidated interim statement of financial position

•	Condensed consolidated interim statement of income

•	Condensed consolidated interim statement of other comprehensive income

•	Condensed consolidated interim statement of changes in shareholders’ equity

•	Condensed consolidated interim statement of cash flows

•	Notes to the condensed consolidated interim financial statements

•	Consolidated exhibits

•	Condensed separate interim statement of financial position

•	Condensed separate interim statement of income

•	Condensed separate interim statement of other comprehensive income

•	Condensed separate interim statement of changes in shareholders’ equity

•	Condensed separate interim statement of cash flows

•	Notes to the condensed separate interim financial statements

•	Separate exhibits

•	Review report on condensed consolidated interim financial statements

•	Review report on condensed separate interim financial statements

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2020	12/31/2019
ASSETS
Cash and Deposits in Banks	6		112,933,534	123,120,508
Cash			20,151,251	23,860,558
Central Bank of Argentina			66,366,745	67,452,287
Other Local and Foreign Entities			26,410,774	31,803,082
Other			4,764	4,581
Debt Securities at fair value through profit or loss	6 and 37		16,546,573	6,939,904
Derivative Financial Instruments	6		13,685	61,982
Repo transactions	6		53,970,838	1,330,400
Other financial assets	6 and 8	R	15,568,222	7,537,762
Loans and other financing	5 and 6	B, C, D and R	237,678,324	270,133,440
Non-financial Public Sector			4,009,092	7,888,422
Other Financial Entities			1,786,047	4,833,107
Non-financial Private Sector and Foreign Residents			231,883,185	257,411,911
Other Debt Securities	6 and 37	R	240,247,772	78,947,577
Financial Assets delivered as guarantee	6 and 27		12,228,348	13,052,299
Equity Instruments at fair value through profit or loss	6, 11 and 37		1,626,591	1,878,634
Investment in associates and joint arrangements	7		181,618	178,947
Property, plant and equipment		F	30,899,709	31,486,396
Intangible Assets		G	4,431,855	4,331,546
Deferred Income Tax Assets	16		71,146	53,101
Other Non-financial Assets	8		2,077,899	1,327,248
Non-current assets held for sale			2,247,289	2,141,390
TOTAL ASSETS			730,723,403	542,521,134

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2020	12/31/2019
LIABILITIES
Deposits	6	H and I	492,709,538	321,455,062
Non-financial Public Sector			105,635,759	21,474,272
Financial Sector			440,978	384,185
Non-financial Private Sector and Foreign Residents			386,632,801	299,596,605
Derivative Financial Instruments	6	I	381	940,073
Repo Transactions	6	I		1,225,960
Other Financial Liabilities	6 and 13	I	28,635,362	27,110,965
Financing received from the Central Bank of Argentina and other financial institutions	6	I	687,918	2,746,369
Issued Corporate Bonds	6 and 32	I	5,018,613	6,756,507
Current Income Tax Liabilities	16		9,961,129	9,949,649
Subordinated Corporate Bonds	6 and 32	I	31,529,966	29,730,457
Provisions	12	J	1,625,544	1,801,946
Deferred Income Tax Liabilities			2,534,570	198,852
Other Non-financial Liabilities	13		24,096,458	12,374,809
TOTAL LIABILITIES			596,799,479	414,290,649
SHAREHOLDERS’ EQUITY
Capital Stock	24		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			43,864,265	43,864,265
Earnings Reserved			102,297,425	67,168,444
Unappropriated Retained Earnings			(45,454,225)	(19,814,167)
Other Comprehensive Income			(840,159)	158,872
Net Income for the period / fiscal year			20,985,802	23,782,154
Net Shareholders’ Equity attributable to controlling interest			133,922,302	128,228,762
Net Shareholders’ Equity attributable to non-controlling interests			1,622	1,723
TOTAL SHAREHOLDERS’ EQUITY			133,923,924	128,230,485
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			730,723,403	542,521,134

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Interest income		Q	36,789,382	103,724,542	51,123,762	143,458,037
Interest expense		Q	(15,630,562)	(36,825,950)	(22,392,883)	(65,524,033)
Net Interest income			21,158,820	66,898,592	28,730,879	77,934,004
Commissions income	17	Q	5,737,830	16,658,213	5,946,633	17,983,620
Commissions expense		Q	(466,680)	(1,355,984)	(551,867)	(1,414,784)
Net Commissions income			5,271,150	15,302,229	5,394,766	16,568,836
Subtotal (Net Interest income +Net Commissions income)			26,429,970	82,200,821	34,125,645	94,502,840
Loss from measurement of financial instruments at fair value through profit or loss		Q	(7,540,551)	(14,346,533)	(16,732,216)	(39,565,747)
Profit / (Loss) from sold or derecognized assets at amortized cost			61,240	1,048,498	(281)	(31,999)
Differences in quoted prices of gold and foreign currency	18		1,206,941	2,656,630	2,137,825	2,607,324
Other operating income	19		1,181,527	3,573,568	1,510,281	8,246,375
Allowance for loan losses	5		(1,749,586)	(5,249,218)	(393,783)	(3,461,430)
Net Operating Income			19,589,541	69,883,766	20,647,471	62,297,363
Employee benefits	20		(6,199,034)	(17,733,562)	(6,349,867)	(19,589,080)
Administrative expenses	21		(3,399,705)	(9,560,106)	(4,153,107)	(11,464,354)
Depreciation and amortization of fixed assets		F and G	(1,015,353)	(2,954,856)	(956,344)	(2,725,913)
Other Operating Expenses	22		(4,586,948)	(13,905,032)	(9,332,573)	(21,150,485)
Operating Income/ (Loss)			4,388,501	25,730,210	(144,420)	7,367,531
Income from associates and joint arrangements	7		15,057	47,228	23,906	1,066,445
Gain on net monetary position			4,836,163	5,650,385	8,185,459	18,605,249
Income before tax on continuing operations			9,239,721	31,427,823	8,064,945	27,039,225
Income tax on continuing operations	16.c)		(3,164,086)	(10,441,755)	1,046,625	(10,213,936)
Net Income from continuing operations			6,075,635	20,986,068	9,111,570	16,825,289
Net Income for the period			6,075,635	20,986,068	9,111,570	16,825,289
Net Income for the period attributable to controlling interest			6,075,553	20,985,802	9,111,646	16,825,239
Net Income / (Loss) for the period attributable to non-controlling interest			82	266	(76)	50

Delfín Jorge Ezequiel Carballo

Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Net Profit attributable to Parent’s shareholders	6,075,553	20,985,802	9,111,646	16,825,239
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,075,553	20,985,802	9,111,646	16,825,239
Weighted average of outstanding common shares for the period	639,413	639,413	639,398	639,403
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,413	639,398	639,403
Basic earnings per share (in pesos)	9.5018	32.8204	14.2503	26.3140

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Net Income for the period			6,075,635	20,986,068	9,111,570	16,825,289
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			51,818	127,449	491,649	275,188
Foreign currency translation differences for the period			51,818	127,449	491,649	275,188
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(530,112)	(1,126,480)	41,361	47,935
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI) (*)		Q	(482,983)	(1,003,407)	176,935	166,040
Income tax	16.c)		(47,129)	(123,073)	(135,574)	(118,105)
Total Other Comprehensive (Loss) / Income that is subsequently reclassified to profit or loss			(478,294)	(999,031)	533,010	323,123
Total Other Comprehensive (Loss) / Income			(478,294)	(999,031)	533,010	323,123
Total Comprehensive Income for the period			5,597,341	19,987,037	9,644,580	17,148,412
Total Comprehensive Income attributable to controlling interest			5,597,259	19,986,771	9,644,660	17,148,373
Total Comprehensive Income / (Loss) attributable to non-controlling interest			82	266	(80)	39

(*)	Net amount of reclassifications to the income statement of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period. At September 30, 2020 and 2019 the reclassified amounts at profit or loss was (1,819,538) and (8,247,472), respectively.

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Amount at the beginning of the fiscal year restated		639,413		12,429,781	43,864,265	705,527	(546,655)	18,846,857	48,321,587	3,967,987	128,228,762	1,723	128,230,485
Total comprehensive income for the period
- Net income for the period										20,985,802	20,985,802	266	20,986,068
- Other comprehensive income/ (loss) for the period						127,449	(1,126,480)				(999,031)		(999,031)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
Legal reserve								9,978,718		(9,978,718)
Normative reserve									39,443,494	(39,443,494)
Cash dividends	25 and 35								(14,293,231)		(14,293,231)		(14,293,231)
Other changes												(367)	(367)
Amount at the end of period		639,413		12,429,781	43,864,265	832,976	(1,673,135)	28,825,575	73,471,850	(24,468,423)	133,922,302	1,622	133,923,9240

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

				Non-capital		Other comprehensive
		Capital stock		Contributions		income		Earnings Reserved
						Accumulative
						foreign
						currency
						translation
					Adjustments	difference in
				Additional	to	financial				Unappropriated	Total	Total Non-
		Outstanding	In	paid-in	Shareholders’	statements				Retained	Controlling	Controlling	Total
Changes	Notes	shares	treasury	capital	Equity	conversion	Other	Legal	Other	Earnings	Interests	Interests	Equity
Amount at the beginning of the fiscal year restated		640,715	28,948	12,428,461	43,896,564	601,187	(708,010)	12,928,892	28,449,843	15,944,082	114,210,682	1,897	114,212,579
Adjustment and retroactive restatements	3									370,000	370,000		370,000
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	43,896,564	601,187	(708,010)	12,928,892	28,449,843	16,314,082	114,580,682	1,897	114,582,579
Total comprehensive income for the period
- Net income for the period										16,825,239	16,825,239	50	16,825,289
- Other comprehensive income/ (loss) for the period						275,188	47,946				323,134	(11)	323,123
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal reserve								5,917,966		(5,917,966)
Normative reserve									6,538,425	(6,538,425)
Cash dividends									(10,402,570)		(10,402,570)		(10,402,570)
Other									23,671,870	(23,671,870)
Own shares in treasury	24	(1,317)	1,317
Decrease of own shares in treasury			(30,265)		(33,753)				64,018
Other changes												(387)	(387)
Amount at the end of the period		639,398		12,428,461	43,862,811	876,375	(660,064)	18,846,858	48,321,586	(2,988,940)	121,326,485	1,549	121,328,0341

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	09/30/2020	09/30/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		31,427,823	27,039,225
Adjustment for the total monetary effect of the period		(5,650,385)	(18,605,249)
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,954,856	2,725,913
Allowance for loan losses		5,249,218	3,461,430
Difference in quoted prices of foreign currency		(11,423,199)	(28,490,180)
Other adjustments		39,792,977	90,592,920
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		(9,606,669)	2,913,923
Derivative financial instruments		48,297	(44,572)
Repo transactions		(52,640,438)
Loans and other financing
Non-financial public sector		3,879,330	2,697,340
Other financial entities		3,047,060	7,252,611
Non-financial private sector and foreign residents		20,261,508	58,058,403
Other debt securities		(87,510,689)	(11,304,260)
Financial assets delivered as guarantee		823,951	(1,922,912)
Equity instruments at fair value through profit or loss		252,043	1,089,552
Other assets		(8,733,896)	(2,011,224)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		84,161,487	(8,529,922)
Financial sector		56,793	121,400
Non-financial private sector and foreign residents		87,036,196	(85,116,497)
Derivative financial instruments		(939,692)	198,679
Repo transactions		(1,225,960)	2,651,201
Other liabilities		323,331	(5,616,876)
Payments for Income Tax		(5,912,014)	(9,518,475)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		95,671,928	27,642,430

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	09/30/2020	09/30/2019
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(2,423,051)	(3,842,667)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(2,423,051)	(3,842,667)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(367)	(10,402,957)
Acquisition or redemption of equity instruments			(365,330)
Non subordinated corporate bonds		(1,472,969)	(2,818,903)
Central Bank of Argentina		(9,341)
Financing from local financial entities		(1,993,840)	(1,318,561)
Subordinated Corporate Bonds		(1,020,904)	(956,823)
Other payments related to financing activities		(369,390)	(170,763)
Proceeds:
Central Bank of Argentina			8,245
Financing to local financial entities		49
Subordinated Corporate Bonds		18,411
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(4,848,351)	(16,025,092)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		19,085,823	42,433,953
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(43,869,167)	(86,994,327)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		63,617,182	(36,785,703)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	23	180,242,451	245,740,566
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	23	243,859,633	208,954,863

The notes 1 to 41 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019. On November 18, 2020, it was registered in the “Payment services suppliers Registry that offers payment accounts” of the Central Bank of Argentina (BCRA, for its acronym in Spanish) under Nº 33678.

Additionally, on July 17 and August 26, 2020, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250 and 27,250, respectively. On July 23 and August 26, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000 and 26,634,046 common, registered shares, with a face value of Ps. 1, respectively, which represents 25% of the capital stock. On October 15, 2020, the Bank made a new irrevocable capital contribution of 61,689 which was accepted by the Extraordinary Shareholders’ Meeting of Play Digital SA on that date and gave its approval to the Bank to subscribe 58,017,400 common, registered shares, with a face value of Ps. 1. The capital stock increase totaled 685,631, which allowed that other companies were accepted as shareholders together with Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA and Banco Santander Río SA. After the abovementioned capital stock increase, the Bank’s interest in Play Digital amounted to 11.7715%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On November 30, 2020, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of September 30, 2020 and December 31, 2019, the deposits held by the Misiones Provincial Government with the Bank amounted to 17,144,889 and 8,359,140 (including 818,821 and 846,426, related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2020 and December 31, 2019, the deposits held by the Salta Provincial Government with the Bank amounted to 6,682,956 and 5,330,045 (including 1,136,086 and 1,109,490, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2020 and December 31, 2019, the deposits held by the Jujuy Provincial Government with the Bank amounted to 6,769,875 and 1,443,682 (including 865,193 and 785,141, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government. Merger with Banco del Tucumán SA

The Bank, acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

On July 4, 2018, the legislative body of the province of Tucumán enacted into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA. On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes and the exchange ratio was agreed at 0.65258 ordinary shares of Banco Macro SA for each face value Ps.1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value Ps. 1 of ordinary shares they hold in Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 24).

During 2019, the merger with Banco del Tucuman SA by Banco Macro SA was performed and authorized by the Board of the BCRA through Resolution No. 179. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993 the BCRA informed that, according to the authorization gave in due time on October 15, 2019, Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of September 30, 2020 and December 31, 2019, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 10,301,022 and 4,403,376 (including 3,151,091 and 3,002,247, related to court deposits), respectively.

Additionally, as of September 30, 2020 and December 31, 2019, the Bank granted loans to the Tucumán Provincial Government for an amount of 3,122,568 and 6,832,614, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Apart from the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

From transitory exceptions established by BCRA to the application of effective IFRS, the following have affected the preparation of these condensed consolidated interim financial statements.

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the fully application of section 5.5 “Impairment” will have and the needed adjustment over the fair value of the Bank’s holding in Prisma Medios de Pago SA, as mentioned in sections (a) and (b) abovementioned, which could be material.

Except for what was mentioned in the preceding paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 6840. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements for the nine-month period ended on September 30, 2020, have been prepared in accordance with the Conceptual Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to sections “measuring unit” and “Beginning effects of application of section 5.5. “impairment” of the IFRS 9”, of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2019, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2019, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2019, already issued.

As of September 30, 2020 and December 31, 2019, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 18,461).

As of September 30, 2020 and December 31, 2019, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

As of 09/30/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	716,293,091	15,934,056	5,288,011	81,967	251,042	(7,124,764)	730,723,403
Liabilities	582,370,789	13,542,159	3,913,073	5,184	47,136	(3,078,862)	596,799,479
Equity attributable to the owners of the Bank	133,922,302	2,391,897	1,317,692	76,783	203,906	(3,990,278)	133,922,302
Equity attributable to non-controlling interests			57,246			(55,624)	1,622

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of 12/31/2019	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	538,747,442	4,205,113	4,921,212	78,284	9,436	(5,440,353)	542,521,134
Liabilities	410,518,680	1,781,941	3,343,612	3,843	691	(1,358,118)	414,290,649
Equity attributable to the owners of the Bank	128,228,762	2,423,172	1,491,774	74,441	8,745	(3,998,132)	128,228,762
Equity attributable to non-controlling interests			85,826			(84,103)	1,723

Transcription in the Books of Accounts

As of the date of issuance of these condensed consolidated interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of September 30, 2020, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2020, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three-month and nine-month periods ended September 30, 2020, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the following section “Measuring unit”):

Measuring unit

These condensed consolidated interim financial statements as of September 30, 2020 have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the FACPCE, which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for Autonomous City of Buenos Aires was used.

Considering the abovementioned indexes, the inflation rate was 22.29% and 37.70% for the nine-month periods ended on September 30, 2020 and 2019, respectively and 53.83% for the fiscal year ended on December 31, 2019.

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

(ii)	Certain income and expenses generated at fair value measurement or for derecognition of non-monetary assets and items of other comprehensive income are disclosed in terms of measuring unit current.

(iii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(d)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way.

Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.

Description of the main aspects of the restatement process for the statement of cash flows:

a)	All items are restated in terms of the measuring unit current at the end of the reporting period.

b)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Effect of inflation on cash and cash equivalent”.

Reclassification of financial assets and liabilities – Changes in business model

Considering the volatile context in the local markets as described in note 38, during July and August 2020, the Bank’s management decided to update the objective related to the investments in Federal Government Treasury Bonds adjusted by CER 1%, resulting in a reclassification from business model at amortized cost to business model at fair value to profit or loss (FVPL) and the investments in Federal Government Treasury Bonds adjusted by CER maturing 2021, resulting in a reclassification business model at FVPL to business model at fair value through other comprehensive income (FVOCI).

At the reclassifications date abovementioned, the amortized cost of Federal Government Treasury Bonds adjusted by CER 1%, amounted to 2,338,686 and 4,595,929, respectively while the fair value as of that dates amounted to 3,237,658 and 4,951,124, respectively, generating reclassification gains for an amount of 898,972 and 355,195, respectively.

In addition, at the reclassifications date mentioned in the first paragraph, the investments reclassified from FVPL to FVOCI amounted to 3,728,110 and 4,522,706, respectively. At the reclassification dates, the effective interest rates were 31.45% and 33.31%, respectively. As of September 30, 2020, the fair values of such investments amounted to 3,788,000 and 4,545,600, respectively. The interest income recognized during the period amounted to 299,403 and 218,350, respectively.

These reclassifications do not have a material impact on these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Other new standards adopted in the fiscal year

Beginning effects of application of section 5.5. “impairment” of the IFRS 9.

Through Communiqué “A” 6114, the BCRA set specific guidelines within the scope of the convergence process among which it defined the transitory exception to the application of section 5.5. of IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.5) up to the fiscal years beginning as of January 1, 2020. In addition, the BCRA established that December 31, 2018 as the transition date and the temporary exclusion for the debt securities of the non-financial public sector under the scope of IFRS 9.

The impact of transition of retained earnings into Expected Credit Losses (ECP) methodology established in section 5.5 of IFRS 9 is as follows:

Retained earnings
Closing balance under previous standards (December 31, 2018)	15,944,082
Recognition of IFRS 9 ECL	528,575
Deferred tax in relation to the above	(158,575)
Opening balance under IFRS 9’S ECL (January 1, 2019)	16,314,082
Total change in equity due to adopting IFRS 9’s ECL	370,000

The following table reconciles the aggregate opening allowances and provisions for financial instruments in accordance with previous standards to the ECL:

	Credit loss provision under previous standards	Re - measurement	ECL under IFRS 9 as of January 1, 2019
Loans and other financing and other items	7,827,072	(548,760)	7,278,312
Subtotal	7,827,072	(548,760)	7,278,312
Loan commitments		20,185	20,185
Subtotal		20,185	20,185
Total	7,827,072	(528,575)	7,298,497

1.      New accounting standard over impairment of financial assets not measured at fair value through profit or loss

1.1   Overview of the ECL principles

Except for public sector exposures which were temporary excluded through BCRA Communiqué “A” 6847, the Bank records an allowance for ECL for all loans, other financing and other debt financial assets not measured at fair value through profit or loss, together with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and lease receivables, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. In accordance with the abovementioned BCRA Communiqué “A” 6847, for public sector exposures the BCRA rule “Regulatory minimum allowance for uncollectibility risk” is continuing to apply and it established that this specific sector is not subject to impairment.

The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the ECL are based on the 12 months expected credit loss (hereinafter, 12mECL). The Bank’s policies for determining if there has been a significant increase in credit risk are set out in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”.

The 12mECL is the portion of the lifetime expected credit loss (hereinafter, LTECL) that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Both the LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments. The Bank’s policy for grouping financial assets measured on a collective basis is explained in note 36.1.1.1 “Clients evaluated on a collective basis” and 36.1.1.2 “Clients evaluated on an individual basis”.

The Bank has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. This is further explained in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”.

Based on the above process, the Bank groups its loans into Stage 1, Stage 2 and Stage 3, including Purchased or originated credit impaired (hereinafter, POCI), as described below:

•	Stage 1: when financial instruments are first recognized, the Bank recognizes an allowance based on 12mECL. Stage 1 financial instruments also include facilities where the credit risk has improved and the financial instrument has been reclassified from other stage.

•	Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records an allowance for the LTECL. Stage 2 financial instruments also include facilities, where the credit risk has improved and the loan has been reclassified from Stage 3.

•	Stage 3: financial instruments considered credit-impaired (as described in note 36.1.1 "Definition of significant increase in credit risk, impaired and default”). The Bank records an allowance for the LTECL.

•	POCI: financial instruments that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted effective interest rate. The ECL allowance is only recognized or released to the extent that there is a subsequent change in the ECL. It is worthwhile to mention that the Bank has not purchased nor originated POCI financial instruments.

For financial instruments for which the Bank has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial instrument is reduced. This is considered a (partial) derecognition of the financial instruments.

1.2   The calculation of Expected Credit Loss

The mechanics of the ECL calculations are outlined below and the key elements are, as follows:

•	Probability of Default (PD): is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio. The concept of PD is further explained in note 36.1.2 “The Bank’s internal rating and PD estimation process”.

•	Exposure at Default (EAD): is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The EAD is further explained in note 36.1.3 “Exposure at default EAD”.

•	Loss Given Default (LGD): is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral or credit enhancement related to the loan. It is usually expressed as a percentage of the EAD. The LGD is further explained in note 36.1.4 “Loss given default”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

When estimating the ECL, the Bank considers three probability-weighted scenarios (base case, upside and downside) and the amount resulting for the multiplication of the abovementioned scenarios is discounted at the EIR determined at initial recognition.

For credit cards and revolving facilities that include both a loan and an undrawn commitment, ECL is calculated and presented together with the loan. For loan commitments and letters of credit, the ECL is recognized within Provisions.

The mechanics of the ECL method are summarized below:

•	Stage 1: the 12mECL is calculated as the portion of LTECL that represents the ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date. The Bank calculates the 12mECL allowance based on the expectation of a default occurring in the 12 months following the reporting date. These expected 12-month default probabilities are applied to a forecast EAD and multiplied by the expected LGD and discounted by an approximation to the original EIR. This calculation is made for each of the three scenarios (base case, upside and downside), as explained above.

•	Stage 2: when a financial instrument has shown a significant increase in credit risk since origination, the Bank records a credit loss expense on financial instruments for the LTECL. The mechanics are similar to those explained above, including the use of different scenarios, but PDs are estimated over the lifetime of the instrument. The expected cash shortfalls are discounted by an approximation to the original effective interest rate.

•	Stage 3: for financial instruments considered credit-impaired, the Bank recognizes the LTECL for these financial instruments. The method is similar to that for Stage 2 financial instruments, with the PD set at 100%.

•	Loan commitments and letters of credit: when estimating LTECL for undrawn loan commitments, the Bank estimates the expected portion of the loan commitment that will be drawn down over 12 months or its expected life. The ECL is then based on the present value of the expected shortfalls in cash flows if the loan is drawn down, based on a probability-weighting of the three scenarios. The expected cash shortfalls are discounted at an approximation to the expected interest rate on the loan.

•	Guarantees and other commitments: the Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the income statement, and the ECL provision. For this purpose, the Bank estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The shortfalls are discounted by the risk-adjusted interest rate relevant to the exposure. The calculation is made using a probability-weighting of the three forward-looking scenarios. The ECL related to financial guarantee contracts are recognized within Provisions.

1.3  Forward looking information

For the purpose of determining a loss allowance in the calculation of ECL, the impact of macroeconomic variables have to be analyzed in order to adjust historical information to the current conditions and the forward looking perspectives in the near future. To this end, different and probable macroeconomic scenarios have to be weighed (base case, upside and downside), using relevant variables in credit risk determination (like GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of these condensed consolidated interim financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments. Detailed information about these inputs and sensitivity analysis are provided in note 36.2 “Forward looking information use in ECL models”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

1.4 Debt instruments measured at fair value through OCI

The ECL for debt instruments measured at fair value through Other Comprehensive Income (OCI) do not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI as an accumulated impairment amount, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to the profit and loss upon derecognition of the assets.

1.5 Credit cards and other revolving facilities

For credit cards and other revolving facilities, the Bank does not limit its exposure to credit losses to the contractual notice period, but instead calculates ECL over a period that reflects the Bank’s expectations of the customer behavior, its unused agreed commitments, its likelihood of default and the Bank’s future risk mitigation procedures, which could include reducing or cancelling the facilities. Based on the Bank’s methodology, the period over which the Bank calculates ECL for these products is three years.

The interest rate used to discount the ECL for credit cards is based on the average EIR that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that some facilities are repaid in full each month and are consequently charged no interest.

1.6 Write-offs

The Bank´s financial instruments are derecognized after the first month in which the Bank has no reasonable expectation of recovering a financial instrument in its entirety or a portion thereof. If the amount written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries impact on the income statement of the current period under “Other operating income”.

1.7 Forborne and modified loans

The Bank considers a loan forborne when such modifications are provided as a result of the borrower’s present or expected financial difficulties. Forbearance may involve extending the payment arrangements and the agreement of new loan conditions. Once the terms have been renegotiated, any impairment is measured using the original EIR as calculated before the modification of terms. It is the Bank’s policy to monitor forborne loans to help ensure that future payments continue to be likely to occur. Derecognition decisions and classification between Stage 2 and Stage 3 are determined on a case-by-case basis for commercial portfolio and collectively for consumer portfolio. If these procedures identify a loss in relation to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or written off.

When the loan has been renegotiated or modified, but not derecognized, considers whether the assets should be classified in Stage 3. Once an asset has been classified as forborne, it will remain in Stage 2 until it is fully collected or considered impaired (Stage 3).

If modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

1.8 Collateral valuation

To mitigate its credit risks on financial instruments, the Bank seeks to use collateral, where possible. The collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements, such as netting agreements. Collateral, unless repossessed, is not recorded on the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL, in certain products and customers assessed on an individual basis. It is generally assessed, at a minimum, at inception and re-assessed on a periodically basis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using internal procedures. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

1.9 . Collateral repossessed

The Bank’s policy is to determine whether a repossessed asset can be best used for its internal operations or should be sold. Assets determined to be useful for the internal operations are transferred to their relevant asset category at the lower of their repossessed value or the carrying value of the original secured asset.

Assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost to sell for non-financial assets at the repossession date in, line with the Bank’s policy.

In its normal course of business, the Bank does not physically repossess properties or other assets in its retail portfolio, but engages external agents to recover funds, generally at auction, to settle outstanding debt. Any surplus funds are returned to the customers/obligors. As a result of this practice, the residential properties under legal repossession processes are not recorded on the balance sheet.

2.	Amendments to the Conceptual Framework for Financial Reporting:

The modification to the Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event.

This standard did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not material uncertainties about the application to a particular transaction or event.

3.	IFRS 3 “Business Combination” – amendments in definition of a business:

These amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not business combination transactions.

4.	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material:

The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard did not have a material impact on these condensed consolidated interim financial.

5.	IFRS 16 “leases” – Amendment that provides accounting relief to lessees on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19:

This amendment excepts lessees to assess lease arrangement, on an individual basis, whether a rent concession arising as a direct consequence of COVID-19 pandemic, is a lease modification and allows lessees to account the rent concession as if it was not a lease modification and charged it in the statement of income. This applies to rent concession related to COVID-19 that reduces lease payments due on or before June 30, 2021. This standard did not have a material impact on these condensed consolidated interim financial (see note 39).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of 1 January 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of September 30, 2020 and December 31, 2019, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

	09/30/2020	12/31/2019
Undrawn commitments of credit cards and checking accounts	97,475,676	111,710,802
Guarantees granted (1)	1,172,854	2,102,164
Letters of credit	872,911	545,983
Overdraft and unused agreed commitments (1)	711,938	1,286,924
	100,233,379	115,645,873
Less: Allowance for ECL	(18,786)	(21,122)
Total	100,214,593	115,624,751

(1)	Includes transactions not covered by BCRA debtor classification standard. For Guarantee granted, it includes an amount of 169,654 and 218,132 as of September 30, 2020 and December 31, 2019, respectively. For Overdraft and unused agreed commitments, it includes an amount of 128,812 and 231,770 as of September 30, 2020 and December 31, 2019, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 6 discloses financial assets measured at fair value through profit or loss on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2019, already issued. Additionally, note 6 explains the information related to the valuation process.

As a consequence, considering the temporary exclusion established by BCRA mentioned in note 3 “applicable accounting standards”, the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through profit or loss, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

5.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

	09/30/2020	12/31/2019
Loans and other financing	246,263,313	276,333,149
Collective assessment	172,891,187	155,789,128
Individual assessment	73,372,126	120,544,021
Less: Allowance for ECL (*)	(8,584,989)	(6,199,709)
	237,678,324	270,133,440

(*) As explain in note 3 section “applicable accounting standards” point a), ECL are not calculated to public sector exposures.

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19 (see also note 36.2). The amounts are presented before the impairment allowances.

		09/30/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		223,358,789	14,648,285		238,007,074	96.65%
High grade	0.00%-3.50%	176,127,154	141,621		176,268,775	71.58%
Standard grade	3.51%-7.00%	25,892,370	1,407,390		27,299,760	11.09%
Sub-standard grade	7.01%-33.00%	21,339,265	13,099,274		34,438,539	13.98%
Past due but not impaired	33.01%-99.99%	339,026	3,964,861		4,303,887	1.75%
Not-performing	100%			3,952,352	3,952,352	1.60%
Total		223,697,815	18,613,146	3,952,352	246,263,313	100%
		90.84%	7.56%	1.60%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		251,577,906	12,185,308		263,763,214	95.45%
High grade	0.00%-3.50%	210,964,474	137,831		211,102,305	76.40%
Standard grade	3.51%-7.00%	20,826,750	1,926,874		22,753,624	8.23%
Sub-standard grade	7.01%-33.00%	19,786,682	10,120,603		29,907,285	10.82%
Past due but not impaired	33.01%-99.99%	440,518	7,393,074		7,833,592	2.84%
Not-performing	100%			4,736,343	4,736,343	1.71%
Total		252,018,424	19,578,382	4,736,343	276,333,149	100%
		91.20%	7.09%	1.71%	100%

5.1.1	Loans on individual assessment

The table below shows the credit quality and the debt balance to credit risk of loans based by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 36 section “Credit risk”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

		09/30/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		67,519,361	3,362,338		70,881,699	96.60%
High grade	0.00%-3.50%	64,708,497	5		64,708,502	88.19%
Standard grade	3.51%-7.00%		956,967		956,967	1.30%
Sub-standard grade	7.01%-33.00%	2,810,864	2,405,366		5,216,230	7.11%
Past due but not impaired	33.01%-99.99%		519,055		519,055	0.71%
Not-performing	100%			1,971,372	1,971,372	2.69%
Total		67,519,361	3,881,393	1,971,372	73,372,126	100%
		92.02%	5.29%	2.69%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		114,995,184	2,601,206		117,596,390	97.55%
High grade	0.00%-3.50%	108,792,172	9,629		108,801,801	90.26%
Standard grade	3.51%-7.00%	23,245	1,063,763		1,087,008	0.90%
Sub-standard grade	7.01%-33.00%	6,179,767	1,527,814		7,707,581	6.39%
Past due but not impaired	33.01%-99.99%		1,247,732		1,247,732	1.04%
Not-performing	100%			1,699,899	1,699,899	1.41%
Total		114,995,184	3,848,938	1,699,899	120,544,021	100%
		95.40%	3.19%	1.41%	100%

(*) See also note 36.2.

5.1.2	Loans on collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 36 section “Credit risk”.

		09/30/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		155,839,428	11,285,947		167,125,375	96.67%
High grade	0.00%-3.50%	111,418,657	141,616		111,560,273	64.53%
Standard grade	3.51%-7.00%	25,892,370	450,423		26,342,793	15.24%
Sub-standard grade	7.01%-33.00%	18,528,401	10,693,908		29,222,309	16.90%
Past due but not impaired	33.01%-99.99%	339,026	3,445,806		3,784,832	2.18%
Not-performing	100%			1,980,980	1,980,980	1.15%
Total		156,178,454	14,731,753	1,980,980	172,891,187	100%
		90.33%	8.52%	1.15%	100%

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		136,582,722	9,584,102		146,166,824	93.82%
High grade	0.00%-3.50%	102,172,302	128,202		102,300,504	65.66%
Standard grade	3.51%-7.00%	20,803,505	863,111		21,666,616	13.91%
Sub-standard grade	7.01%-33.00%	13,606,915	8,592,789		22,199,704	14.25%
Past due but not impaired	33.01%-99.99%	440,518	6,145,342		6,585,860	4.23%
Not-performing	100%			3,036,444	3,036,444	1.95%
Total		137,023,240	15,729,444	3,036,444	155,789,128	100%
		87.95%	10.10%	1.95%	100%

(*) See also note 36.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

5.2	Other debt securities at amortized cost

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

For corporate bonds issued by the Bank’s customers, PD and LGD parameters calculated for loan exposures of those customers were used. The corporate bonds’ EAD is considered equal to the debt balance, because there is not available information of such instrument´s behavior when it defaulted.

The table below shows the exposures gross of impairment allowances by stages:

	09/30/2020
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	797,909			797,909	76.66%
Financial trust	242,975			242,975	23.34%

Total	1,040,884			1,040,884
	100%			100%

	12/31/2019
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,974,743			1,974,743	59.47%
Financial trust	1,345,987			1,345,987	40.53%

Total	3,320,730			3,320,730
	100%			100%

The related ECL for corporate bonds as of September 30, 2020 and December 31, 2019 amounted to 3,104 and 1,876, respectively. The ECL related to financial trusts as of September 30, 2020 and December 31, 2019 amounted to 300 and 493, respectively.

5.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in note 37.

5.4	Prisma Medios de Pago SA

The ECL related to the payments to be collect for the sale of Prisma Medios de Pago is recognized in the item “Other financial assets”, as mentioned in note 11 and amounted to 9,759 and 2,023 as of September 30, 2020 and December 31, 2019, respectively.

During the nine-month periods ended September 30, 2020 and 2019, losses for ECL related to loans and other financing and other debt securities measured at amortized cost amounted to 5,249,218 and 3,461,430, respectively, and were recognized in the condensed consolidated interim statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2020 and December 31, 2019:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2020
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	16,546,573	16,471,531		75,042
Derivative financial instruments	13,685	118	13,567
Other financial assets	670,345	622,485		47,860
Equity instruments at fair value through profit or loss	1,626,591	6,858		1,619,733
At fair value through OCI
Other debt securities	218,721,026	91,970,821	126,750,205
Total	237,578,220	109,071,813	126,763,772	1,742,635

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2020
Description (contd.)	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	381	357	24
Total	381	357	24

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt Securities at fair value through profit or loss	6,939,904	5,351,459	591,719	996,726
Derivative financial instruments	61,982	38,636	23,346
Other financial assets	451,404	423,276		28,128
Equity instruments at fair value through profit or loss	1,878,634	11,535		1,867,099

At fair value through OCI
Other debt securities	57,330,842	45,232,250	12,098,592
Total	66,662,766	51,057,156	12,713,657	2,891,953

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	940,073		940,073
Total	940,073		940,073

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments, valuation techniques based on own assumptions were used. For this approach, the Bank mainly used the cash flow discount model.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

 (Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of September 30, 2020 and December 31, 2019, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value categorized as level 3:

	As of September 30, 2020
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	996,726	28,128	1,867,099
Transfers to Level 3
Transfers from Level 3
Profit and loss	163,325	4,090	94,522
Recognition and derecognition	(982,427)	19,366	9,244
Monetary effects	(102,582)	(3,724)	(351,132)
Amount at end of the period	75,042	47,860	1,619,733

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,428,687	171,502	85,419
Transfers to Level 3
Transfers from Level 3
Profit and loss	795,324	16,831	(134,259)
Recognition and derecognition	(1,532,573)	(128,689)	2,854,090 (*)
Monetary effects	(694,712)	(31,516)	(938,151)
Amount at end of the fiscal year	996,726	28,128	1,867,099

(*) It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 11.

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets and liabilities measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma Medios de Pago SA for the reasons described in note 11).

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	09/30/2020
	09/30/2020	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	58,240	Income approach (discounted cash flow)	Discount rate in pesos	29.66		33.70%
Debt Securities of Financial Trusts Provisional	64,662	Income approach (discounted cash flow)	Discount rate in pesos	39.08		40.92%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2019
	12/31/2019	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	263,338	Income approach (discounted cash flow)	Discount rate in pesos	48.50		74.06%
Debt Securities of Financial Trusts Provisional	761,516	Income approach (discounted cash flow)	Discount rate in pesos	39.27		44.97%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	09/30/2020		12/31/2019
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt / Interests in Securities of Financial Trusts	145	(145)	5,079	(4,491)
Debt Securities of Financial Trusts Provisional	18	(18)	972	(949)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2020 and December 31, 2019, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2020 and December 31, 2019:

	09/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	112,933,534	112,933,534			112,933,534
Repo transactions	53,970,838	53,970,838			53,970,838
Other financial assets	14,897,877	14,897,877			14,897,877
Loans and other financing	237,678,324			223,208,226	223,208,226
Other debt securities	21,526,746	635,995	20,568,160	268,090	21,472,245
Financial assets delivered as guarantee	12,228,348	12,228,348			12,228,348
	453,235,667	194,666,592	20,568,160	223,476,316	438,711,068
Financial liabilities
Deposits	492,709,538	223,081,066		269,473,552	492,554,618
Other financial liabilities	28,635,362	27,415,998	1,211,681		28,627,679
Financing received from the BCRA and other financial entities	687,918	390,778	289,928		680,706
Issued corporate bonds	5,018,613		4,039,485		4,039,485
Subordinated corporate bonds	31,529,966		22,852,500		22,852,500
	558,581,397	250,887,842	28,393,594	269,473,552	548,754,988

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	123,120,508	123,120,508			123,120,508
Repo transactions	1,330,400	1,330,400			1,330,400
Other financial assets	7,086,358	7,086,358			7,086,358
Loans and other financing	270,133,440	381,208		237,297,282	237,678,490
Other debt securities	21,616,735	1,910,912	20,347,261	1,491,976	23,750,149
Financial assets delivered as guarantee	13,052,299	11,735,148			11,735,148
	436,339,740	145,564,534	20,347,261	238,789,258	404,701,053

Financial liabilities
Deposits	321,455,062	179,914,252		141,817,869	321,732,121
Repo transactions	1,225,960	1,225,960			1,225,960
Other financial liabilities	27,110,965	25,762,088	1,337,836		27,099,924
Financing received from the BCRA and other financial entities	2,746,369	2,246,906	432,315		2,679,221
Issued corporate bonds	6,756,507		1,687,627	3,251,452	4,939,079
Subordinated corporate bonds	29,730,457		22,427,007		22,427,007
	389,025,320	209,149,206	25,884,785	145,069,321	380,103,312

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

7.1 Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of June 30, 2020. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2020, and September 30, 2020.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	09/30/2020	12/31/2019
Total assets	46,073	38,495
Total liabilities	7,505	9,624
Shareholders’ equity	38,568	28,871
Proportional Bank’s interest	5%	5%
Investment carrying amount	1,928	1,444

As of September 30, 2020 and 2019, the investment carrying amount in the net income for the periods amounted to (1,200) and 615, respectively.

b)	Play Digital SA

As explain in note 1, the Bank holds and investment in the associate Play Digital SA which, as of September 30, 2020 amounted to 43,500. Although as of the date of issuance of these condensed consolidated interim financial statements the Bank’s interest in Play Digital SA is 11.7715%, the investment is also classified as associate according to IAS 28 due to the representation that Banco Macro SA has in the Board of Director of the company.

7.2	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	09/30/2020	12/31/2019
Total assets	369,750	465,383
Total liabilities	97,442	113,205
Shareholders’ equity	272,308	352,178
Proportional Bank’s interest	50%	50%
Investment carrying amount	136,154	176,089

As of September 30, 2020 and 2019, the investment carrying amount in the net income for the periods amounted to 49,807 and 105,437, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of September 30, 2020 and December 31, 2019, according to the above-mentioned, the remaining investment amounted to 36 and 1,414, respectively.

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of September 30, 2020 and December 31, 2019 is as follows:

Other financial assets	09/30/2020	12/31/2019
Receivables from spot sales of foreign currency pending settlement	7,658,638	16,439
Sundry debtors (see note 11)	6,231,067	5,745,949
Receivables from other spot sales pending settlement	850,735	1,115,103
Private securities	670,345	451,403
Receivables from spot sales of government securities pending settlement	100,867	7,861
Other	76,565	213,612
Allowances	(19,995)	(12,605)
	15,568,222	7,537,762

Other non-financial assets	09/30/2020	12/31/2019
Investment property (see Exhibit F)	936,112	886,284
Advanced prepayments	608,487	287,722
Tax advances	454,732	46,068
Other	78,568	107,174
	2,077,899	1,327,248

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2020 and December 31, 2019, amounts related to transactions performed with the related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

	Information as of September 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	610							610
Derivative instruments							12,340	12,340
Repo transaction		732,204						732,204
Loans and other financing (3)							30	30
Documents
Overdraft						23,628	233,499	257,127
Credit Cards						28,375	8,576	36,951
Lease		1,676					5,622	7,298
Personal loans						11,364		11,364
Mortgage loans						63,759		63,759
Other loans		637,811					407,448	1,045,259
Guarantee granted							1,024,652	1,024,652
Total Assets	610	1,371,691				127,126	1,692,167	3,191,594

LIABILITIES

Deposits	8	1,273,344	118,758	26,243	37,805	384,391	12,851,581	14,692,130
Other financial liabilities						148	23,531	23,679
Other non-financial liabilities							8,462	8,462
Total Liabilities	8	1,273,344	118,758	26,243	37,805	384,539	12,883,574	14,724,271

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of September 30, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 641,021, 1,051,332 and 4,432,677, respectively.

	Information as of December 31, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	587							587
Other financial assets		144,066						144,066
Loans and other financing (3)
Documents							673,118	673,118
Overdraft						813,725	1,300,140	2,113,865
Credit Cards						47,384	28,817	76,201
Lease		4,138					8,377	12,515
Mortgage loans						72,135		72,135
Other loans							409,209	409,209
Guarantee granted							698,834	698,834
Total Assets	587	148,204				933,244	3,118,495	4,200,530

LIABILIITES

Deposits	13	1,101,409	102,745	1,458	28,026	15,975,613	1,614,574	18,823,838
Other financial liabilities						111	6,843	6,954
Total Liabilities	13	1,101,409	102,745	1,458	28,026	15,975,724	1,621,417	18,830,792

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 6,344, 1,006,870 and 4,400,907, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Amounts related to transactions generated during the nine-month periods ended September 30, 2020 and 2019 with related parties are as follows:

	As of September 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)

Interest income		2,299				46,233	461,795	510,327
Interest expense					(5,166)	(1,414,896)	(36,384)	(1,456,446)
Commissions income		6,467	204		55	38	26,190	32,954
Commissions expense						(122)	(211)	(333)
Net income from measurement of financial instruments at fair value through profit or loss							3,731	3,731
Other operating income	3			1			17	21
Allowance for loan losses		(8,014)						(8,014)
Administrative expense							(108,377)	(108,377)
Other operating expense							(58,784)	(58,784)
Income / (loss)	3	752	204	1	(5,111)	(1,368,747)	287,977	(1,084,921)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

	As of September 30, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
INCOME / (LOSS)

Interest income		6,797				4,656	188,623	200,076
Interest expense					(2,130)	(1,059,589)	(297,910)	(1,359,629)
Commissions income		495	174		205	60	5,039	5,973
Net income from measurement of financial instruments at fair value through profit or loss						(22,452)	(34,485)	(56,937)
Other operating income	4						32	36
Administrative expense							(27,166)	(27,166)
Other operating expense							(81,197)	(81,197)
Income / (loss)	4	7,292	174		(1,925)	(1,077,325)	(247,064)	(1,318,844)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Transactions generated by the Bank with its related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2020 and 2019, totaled 208,739 and 232,849, respectively.

In addition, fees received by the Directors as of September 30, 2020 and 2019 amounted to 1,287,714 and 1,361,339, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2020	12/31/2019
Board of Directors	22	24
Senior managers of the key management personnel	10	10
	32	34

10.	MODIFICATIONS OF FINANCIAL ASSETS

As explained in note 38, on August 28, 2019, the Federal Executive Power, through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain short-term government securities, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) 15% upon maturity according to the original terms and conditions of its issuance, (ii) 90 calendar days after the payments described in (i), 25% of the amount owed will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining amount owed will be cancelled 180 calendar days as from the first payment described in (i). For LECAPS with maturity date from January 1, 2020, the remaining amount owed, after the payments described in section (i), will be fully cancelled at 90 calendar days after such payments.

As the Bank had in its portfolio under amortized cost business model, government securities which contractual cash flows were modified as explained above, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 11,647,844. As a consequence, the new gross carrying amount amounted to 8,142,757 and generated a modification loss for 3,505,087 included in “Other operating expenses”.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

Income generated in this sale was recorded in the item “other operating income”. The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

The remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, as required by a Memorandum dated April 29, 2019, issued by the BCRA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

12.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the period or fiscal year, as applicable, ended on September 30, 2020 and December 31, 2019.

The expected terms to settle these obligations are as follows:

	09/30/2020
	Within 12 months	Beyond 12 months	09/30/2020	12/31/2019
For administrative, disciplinary and criminal penalties	718		718	878
Letters of credits, guarantees and other Commitments (1)	18,786		18,786	21,122
Commercial claims in progress (2)	653,629	209,646	863,275	1,026,561
Labor lawsuits	24,290	158,761	183,051	216,860
Pension funds - reimbursement	52,292	36,387	88,679	195,480
Other	428,498	42,537	471,035	341,045
	1,178,213	447,331	1,625,544	1,801,946

(1)	These amounts correspond to the ECL calculated for contingent transactions mentioned in note 4.
(2)	See also note 34.2.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

13.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of September 30, 2020 and December 31, 2019 is as follows:

Other financial liabilities	09/30/2020	12/31/2019
Credit and debit card settlement - due to merchants	12,042,562	16,484,252
Amounts payable for spot purchases of foreign currency pending settlement	7,697,383	28,285
Payment orders pending settlement foreign exchange	2,602,567	2,505,846
Amounts payable for other spot purchases pending settlement	2,035,021	3,123,353
Collections and other transactions on account and behalf others	1,183,802	1,923,442
Finance leases liabilities	1,050,446	1,121,326
Amounts payable for spot purchases of government securities pending settlement	83,471	16,718
Other	1,940,110	1,907,743
	28,635,362	27,110,965

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Other non-financial liabilities	09/30/2020	12/31/2019
Dividends to be paid (see note 35)	12,788,268
Salaries and payroll taxes payables	4,881,615	4,486,067
Withholdings	2,814,321	2,820,080
Taxes payables	1,714,358	2,317,724
Miscellaneous payables	938,035	1,171,792
Retirement pension payment orders pending settlement	275,525	406,053
Fees payables	162,377	599,416
Other	521,959	573,677
	24,096,458	12,374,809

14.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2020 and December 31, 2019:

09/30/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	112,933,534
Debt securities at fair value through profit or loss	2,203	14,630,643	1,913,727
Derivative instruments		13,685
Repo transactions		53,970,838
Other financial assets	3,651,790	10,529,363	1,387,069
Loans and other financing (1)	655,818	164,722,942	72,299,564
Other debt securities		228,349,774	11,897,998
Financial assets delivered as guarantee	12,228,348
Investment in equity instruments at fair value through profit or loss	1,626,591
Total Assets	131,098,284	472,217,245	87,498,358

Liabilities
Deposits	217,557,074	275,119,517	32,947
Derivative instruments		381
Other financial liabilities		28,610,726	24,636
Financing received from the BCRA and other financial institutions		628,940	58,978
Issued corporate bonds		2,640,917	2,377,696
Subordinated corporate bonds		1,059,966	30,470,000
Total Liabilities	217,557,074	308,060,447	32,964,257

12/31/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	123,120,508
Debt securities at fair value through profit or loss		1,561,661	5,378,243
Derivative instruments		61,982
Repo transactions		1,330,400
Other financial assets	3,402,429	2,669,234	1,466,099
Loans and other financing (1)	3,573,785	177,302,065	89,257,590
Other debt securities		77,757,679	1,189,898
Financial assets delivered as guarantee	11,735,148	1,317,151
Investment in equity instruments at fair value through profit or loss	1,878,634
Total Assets	143,710,504	262,000,172	97,291,830

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

12/31/2019	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	174,561,529	146,830,273	63,260
Derivative instruments		940,073
Repo transactions		1,225,960
Other financial liabilities		26,205,470	905,495
Financing received from the BCRA and other financial institutions		2,518,866	227,503
Issued corporate bonds		305,868	6,450,639
Subordinated corporate bonds		432,490	29,297,967
Total Liabilities	174,561,529	178,459,000	36,944,864

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

15.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

16.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.
ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.
iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.
iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.
v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of September 30, 2020 and December 31, 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 38) suspends, up to fiscal years beginning on January 1, 2019 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. For fiscal years beginning on January 1, 2022, the income rate will be 25%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	09/30/2020				09/30/2019
	Quarter ended 09/30/2020		Accumulated from beginning of year up to 09/30/2020		Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Current loss tax expense	4,217,272		7,422,670		1,678,155	10,489,906
(Gain) / Loss for deferred income tax	(1,560,007	)(*)	2,069,098	(*)	(3,865,117)	(2,522,158)
Monetary effects	506,821		949,987		1,140,337	2,246,188
Income tax expense / (gain) recorded in the statement of income	3,164,086		10,441,755		(1,046,625)	10,213,936
Income tax loss recorded in other comprehensive income	47,129		123,073		135,574	118,105
	3,211,215		10,564,828		(911,051)	10,332,041

(*) Includes gain effects for the deferred income tax as explained point a) of this note.

d)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated).

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), inappropriately paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the update mechanism and the inflation adjustment established by the Income Tax Law (before the amendments include by Laws 27430 and 27468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

17.	COMMISSIONS INCOME

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	3,016,408	8,849,254	3,368,818	10,389,691
Commissions related to credit cards	1,938,703	5,624,639	1,870,390	5,403,259
Commissions related to insurance	359,740	1,070,273	331,356	1,094,296
Commissions related to securities value	150,503	355,673	72,748	255,459
Commissions related to trading and foreign exchange transactions	147,596	346,696	151,225	423,443
Commissions related to loans and other financing	31,131	135,895	65,184	160,010
Commissions related to financial guarantees granted	104	454	446	4,704
Performance obligations satisfied over certain time period
Commissions related to credit cards	78,729	242,148	65,311	211,166
Commissions related to trading and foreign exchange transactions	14,704	31,822	14,867	23,006
Commissions related to loans and other financing	187	589	3,046	12,997
Commissions related to obligations	25	770	593	2,938
Commissions related to financial guarantees granted			2,649	2,651
	5,737,830	16,658,213	5,946,633	17,983,620

18.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Translation of foreign currency assets and liabilities into pesos	750,159	1,981,956	481,359	(536,630)
Income from foreign currency exchange	456,782	674,674	1,656,466	3,143,954
	1,206,941	2,656,630	2,137,825	2,607,324

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

19.	OTHER OPERATING INCOME

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Services	687,163	2,052,496	685,109	1,861,718
Other receivables for financial intermediation	185,076	219,025
Adjustments and interest from other receivables	155,824	489,915	194,363	600,779
Adjustments from other receivables with CER clauses	31,574	110,727	39,558	128,990
Sale of property, plant and equipment	5,085	5,572
Derecognition or substantial modification of financial liabilities	2,878	206,333	364,093	469,217
Initial recognition of loans	(11,919)	7,356	(11,381)	102,225
Sale of non-current assets held for sale (1)			(60,735)	4,033,572
Other	125,846	482,144	299,274	1,049,874
	1,181,527	3,573,568	1,510,281	8,246,375

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 11.

20.	EMPLOYEE BENEFITS

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Remunerations	4,616,338	13,234,219	4,536,500	13,326,724
Payroll taxes	1,024,425	2,941,001	960,649	4,218,531
Compensations and bonuses to employees	411,601	1,195,940	690,491	1,612,936
Employee services	146,670	362,402	162,227	430,889
	6,199,034	17,733,562	6,349,867	19,589,080

21.	ADMINISTRATIVE EXPENSES

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Maintenance, conservation and repair expenses	507,646	1,461,139	480,068	1,471,844
Armored truck, documentation and events	482,338	1,359,082	669,350	1,498,854
Taxes	404,987	1,233,084	464,408	1,404,444

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

	09/30/2020		09/30/2019
Description (contd.)	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Electricity and communications	340,970	1,046,129	347,568	1,083,755
Security services	309,627	965,584	363,415	1,084,003
Fees to directors and syndics	263,928	915,821	789,574	1,815,573
Software	242,724	716,571	245,394	759,278
Other fees	205,313	606,983	313,149	915,151
Advertising and publicity	75,065	229,336	148,717	382,754
Insurance	42,788	112,288	38,762	111,143
Representation, travel and transportation expenses	24,329	85,659	62,174	182,929
Stationery and office supplies	21,304	63,196	38,333	99,631
Leases	9,697	65,106	54,849	222,968
Hired administrative services	1,658	2,913	2,757	4,838
Other	467,331	697,215	134,589	427,189
	3,399,705	9,560,106	4,153,107	11,464,354

22.	OTHER OPERATING EXPENSES

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Turnover tax	2,493,047	7,772,340	3,034,291	9,187,052
For credit cards	1,118,556	3,084,985	1,218,338	3,407,927
Charges for other provisions	261,948	813,414	659,216	1,361,607
Deposit guarantee fund contributions	184,269	475,776	194,058	563,299
Taxes	121,266	395,524	204,984	1,333,424
Interest on lease liabilities	39,124	123,778	37,729	99,989
Insurance claims	12,779	46,980	19,187	53,933
Loss from sale or impairment of investments in properties and other non-financial assets	11,467	26,614	6,047	148,157
Cost of onerous contracts	1,215	3,270
Donations	428	147,370	52,399	172,353
Modification of financial assets (note 10)			3,505,087	3,505,087
For administrative, disciplinary and criminal penalties				82
Other	342,849	1,014,981	401,237	1,317,575
	4,586,948	13,905,032	9,332,573	21,150,485

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

23.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and deposits in banks	112,933,534	123,120,508	131,987,552	140,649,799
Other debt securities	130,545,224	56,755,718	76,574,127	104,735,141
Loans and other financing	380,875	366,225	393,184	355,626
	243,859,633	180,242,451	208,954,863	245,740,566

24.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2020, amounted to 639,413. Since December 31, 2017, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2017	669,663	669,663
Own shares acquired (1)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of September 30, 2020 and December 31, 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 6,958,912 (nominal value:3,113,925).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 1,982,001 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 560,966 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 185,023 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 375,944 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

25.	EARNINGS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 24 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2019 and 2018 to the shareholders of the Bank amount to 6,393,978 (not restated) and 3,348,315 (not restated), respectively, which considering the number of shares outstanding to the date of effective payment that represents 10 and 5 pesos per share (not restated), respectively.

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 14,293,231 (nominal value: 12,788,268), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). Additionally, as mentioned in note 35, the BCRA will not approve any earning distribution up to December 31, 2020. As a consequence, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of Ps. 20 per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

26.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.9440% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11959 on February 27, 2020.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

27.	RESTRICTED ASSETS

As of September 30, 2020 and December 31, 2019, the following Bank’s assets are restricted:

Item	09/30/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	126,889	117,842
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 as of December 31, 2019, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	54,970	184,542
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033, as of securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	35,372	143,484
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	28,526	26,493
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	2,868
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	275	4,200
Subtotal debt securities at fair value through profit or loss and other debt securities	248,900	476,561

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Item (contd.)	09/30/2020	12/31/2019
Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	96,129	82,300
• Sundry debtors – Other	4,386	4,217
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	1,011
Subtotal Other financial assets	101,342	87,528

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	159,149
Subtotal loans and other financing	159,149

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	10,929,389	9,096,636
• Guarantee deposits related to credit and debit card transactions	1,074,898	986,398
• Other guarantee deposits	224,061	1,652,114
• Forward purchase for repo transactions		1,317,151
Subtotal Financial assets delivered as a guarantee	12,228,348	13,052,299

Other non-financial assets
• Real property related to a call option sold	239,273	392,221
Subtotal Other non-financial assets	239,273	392,221
Total	12,977,012	14,008,609

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of September 30, 2020 it is related to the risk fund Fintech SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. On November 4 and 16, 2020 two contributions to the risk funds were made for 40,000 and 40,841, respectively.

In addition, on November 9, 2020 the Bank paid 12,638 for a call which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

28.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

28.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono and Garbarino) and certificates of participation (Ribeiro and Arfintech).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of September 30, 2020 and December 31, 2019, debt securities and certificates of participation in financial trusts for investment purposes, total 363,674 and 2,368,711, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

28.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 6,641 and 11,194, respectively.

28.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 1,134,744 and 1,255,115, respectively.

28.4	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 7,804,326 and 7,733,453, respectively.

29.	COMPLIANCE WITH CNV REGULATIONS

29.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

29.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of September 30, 2020 stated in UVAs amounted to 2,288,487,731 and exceeds minimum amount required by this regulation for the differents categories of agents amounting to 1,420,350 UVAs as of that date, and the minimum statutary guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 27 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

29.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of September 30, 2020 stated in UVAs amounted to 21,995,146 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

29.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of September 30, 2020 stated in UVAs amounted to 5,170,744 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

29.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Additionally, the shareholders’ equity of such Company as of September 30, 2020 stated in UVAs amounted to 1,179,685 and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutary guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of December 31, 2019, and September 30, 2020, shall be credited and the Shareholders’ equity may not be less than 6,000.

29.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2016 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2018, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

29.3 As depositary of mutual funds

As of September 30, 2020 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds (see note 33):

Fund	Number of shares	Equity
Pionero Pesos	391,162,361	3,212,387
Pionero Renta Ahorro	126,710,973	2,280,665
Pionero FF	54,137,180	802,111
Pionero Renta	19,171,243	882,310
Pionero Acciones	12,861,365	349,394
Pionero Empresas FCI Abierto Pymes	243,827,129	1,298,235
Pionero Pesos Plus	4,416,312,825	21,770,620
Pionero Renta Ahorro Plus	407,468,600	1,713,022
Pionero Renta Mixta I	25,369,758	105,838
Pionero Renta Estratégico	668,816,030	1,685,338
Pionero Argentina Bicentenario	326,619,265	733,916
Pionero Ahorro Dólares	3,716,256	266,900
Pionero Renta Fija Dólares	3,307,693	189,827
Argenfunds Renta Pesos	394,632,132	2,427,509
Argenfunds Renta Argentina	8,911,464	32,708
Argenfunds Ahorro Pesos	42,940,702	369,484
Argenfunds Abierto Pymes	1,709,659,248	3,285,989
Argenfunds Renta Total	2,101,934,643	59
Argenfunds Renta Flexible	569,462,860	1,728,307
Argenfunds Renta Dinámica	41,562,014	161,498
Argenfunds Renta Mixta	51,661,242,240	30
Argenfunds Renta Global	8,983,257	31,441
Argenfunds Renta Capital	31,901,642	2,486,014
Argenfunds Renta Balanceada	167,765,004	628,813

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Fund (contd.)	Number of shares	Equity
Argenfunds Liquidez	5,443,088,955	8,215,570
Argenfunds Retorno Absoluto	609,274,480	1,056,659
Argenfunds Renta Crecimiento	30,489,844	2,131,822
Argenfunds Renta Mixta Plus	336,465	20,312
Argenfunds Renta Variable	276,458,840	4,399
Argenfunds Renta Fija	283,539,610	4,195,132

30.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2020 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	66,366,745
Other debt securities
Central Bank Internal Bills computable for the minimum cash requirements	44,316,152
Government securities computable for the minimum cash requirements	17,123,740
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	10,929,389
Total	138,736,026

31.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of September 30, 2020:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. The proceedings were not opened to the production of evidence. As of the date, it is pending resolution.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the Argentine Supreme Court (CSJN, for its acronym in Spanish). On 07/30/2020 the CSJN dismissed the complaint for the extraordinary appeal denied filed by the BCRA. As of the date, the file is finished.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court, which is pending resolution from CSJN.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. On 12/23/2019, the Court served the direct appeal upon the CNV. On 03/02/2020 the direct appeal served was notified to the CNV. On 03/16/2020 the term for the CNV to answer the served expired, however, such date was declared non-business day and the following day the extraordinary judicial recess started due to the Covid-19 pandemic. On 08/06/2020, the CNV answered the served of the direct appeal filed by the Bank, its Directors and its Syndics. As of the date, it is pending that the CNV answer the served of the direct appeal filed by Argefunds, its Directors and its Syndics.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom IV of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019 and this Agent has not answered yet, having 30 business days to answer. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. On 07/29/2020, the case file returned from the Public Prosecutor's Office to be analyzed by the court in order to issue a decision.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/2018, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date, is pending to issue an administrative resolution.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. Currently, all the administrative terms are suspended due to the social and preventive lockdown declared in the country due to Covid-19 pandemic (DNU 297/2020).

Bank Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

32.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 09/30/2020		09/30/2020	12/31/2019
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	31,529,966	29,730,457
Non-subordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	2,889,191,000	2,533,127	3,548,959
Non-subordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	2,413,000,000	2,485,486	3,207,548
Total						36,548,579	36,486,964

a.1) On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

a.2) On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these condensed consolidated interim financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of 2,377,696,000.

a.3) On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of 750,500,000 and 44,000,000, respectively.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of pesos 45,000,000, with a remaining outstanding face value of pesos 2,368,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

33.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of September 30, 2020 and December 31, 2019:

Item	09/30/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	153,124,658	99,546,796
Preferred and other collaterals received from customers (1)	82,854,246	67,919,926
Outstanding checks not yet paid	6,999,441	9,808,816
Checks already deposited and pending clearance	3,442,691	3,689,510

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

34.	TAX AND OTHER CLAIMS

34.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

34.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 27 in and for the City of Buenos Aires, Clerk’s Office No. 13.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

35.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records, (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of September 30, 2020 was 6,538,425 (nominal value: 3,475,669).

The maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

In addition, through Communiqué “A” 7035, the BCRA established the suspension of earning distribution of financial entities up to December 31, 2020.

c)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular Shareholders’ Meeting held on April 30, 2020, approved cash dividends distribution (the Dividend) for 14,293,231 (nominal value: 12,788,268), that represents 20 pesos per action at the General regular Shareholders date, and delegated into the Board of Directors to establish the effective date that the cash dividends will be available to the shareholders, according to their holdings. The abovementioned cash dividends distribution is pending resolution for the BCRA, considering, in addition, what was established by Communiqué “A” 7035 abovementioned.

On October 21, 2020, the Extraordinary Shareholders Meeting was celebrated and it resolved to approve a supplementary cash dividend (the Supplementary Dividend) in order to increase the dividend amount decided by Extraordinary Shareholders’ Meeting held on April 30, 2020. The Supplementary Dividend will be calculated by multiplying the dividend by the coefficient obtained after dividing the most recent CPI published by INDEC and informed by such entity to the date on which BCRA issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI for the month of April 2020. The difference arising between the amounts obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of 3,791,722, which will be derecognized from unappropriated retained earnings for future earnings distributions.

36.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by the Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management and corporate governance transparency policy related to the Bank, are disclosed in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2020, together with the integration thereof (computable equity) as of the end of such month:

Description	09/30/2020
Minimum capital requirements	35,748,523

Computable equity	152,617,573

Capital surplus	116,869,050

Finally, in relation to risk management, note 41 to consolidated financial statements as of December 31, 2019, already issued, exposes relevant information of this regards. However, an update over credit risk is disclosed as follows, due to the beginning of the application of section 5.5 of IFRS 9 which is mentioned in note 3, with the temporary exclusion of public sector exposures.

Credit risk

An update over credit risk is disclosed as follows, taking into account the beginning effects of application of section 5.5 if IFRS 9, mentioned in note 3.

The credit risk is the existing risk regarding the possibility of the Bank to suffer a loss because one or several customers or counterparties fail to meet their obligations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Losses for credit risk are generated by the default of the debtor or counterparty of their obligations and its extend is mainly related with two factors:

•	The exposure amount at default; and

•	The recoveries collected from the payments made by the debtor or from the foreclose on the collateral, reducing severally the loses.

The Bank’s Credit Risk Management is in charge of managing the credit risk which consist of identification, evaluation, monitoring, control and mitigation of this risk overall credit stages.

The Credit Risk Management area is in charge of the design and development of the Expected Credit Loss Models. Such area, which reports to Credit Risk Management, also is in charge of the design and calculation of the Rating and Scoring Models to quantify the credit risk as well as models that permit to calculate the Probability of Default (PD), exposure at default (EAD) and loss given default (LGD), and the models to calculate the forward looking impact.

The Administration and Credit Operation Management, through the credit review area, analyze the entire portfolio under individual assessment and classify customers in different credit risk stages. Together with Corporate Risk and Credit Recovery managements (which contribute with their view under risk assessment and recovery management), calculating the ECL for Corporate customers in stage 3.

Definitions and the measurement of ECL are regularly presented to the Risk Management Committee which approves the methodologies, adjustments and validation of the models.

36.1 Credit risk impairment assessment

This note must be read together with note 3 section “New accounting standards over impairment of financial assets not measured at fair value through profit or loss”.

36.1.1 Definition of significant increase in credit risk, impaired and default

The Bank recognizes the impairment of its financial assets according to point 5.5 of IFRS 9 guidelines. To this end, the Bank calculates the ECL for financial instruments over a “three stages” risk model based on the evidence of credit quality changes since the initial recognition, as summarized as follows:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition.

•	Stage 2: includes financial instruments which have shown a significant increase in credit risk, not yet considered credit-impaired, and

•	Stage 3: includes financial instruments considered impaired.

The Bank measures the ECL according to the following definitions:

•	For financial instruments include in Stage 1, the Bank measures the ECL as the portion of the LTECL that result from possible default events within the next 12 months.

•	For financial instruments include in Stage 2 and Stage 3, the Bank measures the ECL during the LTECL.

•	In the calculation of ECL, according to IFRS 9, forward looking information is considered.

The following chart resumes impairment requirements under IFRS 9:

-	Stage 1: initial recognition

•	12mECL

-	Stage 2: significant increase in credit risk

•	Arrears > 30 days

•	PDs comparison

▪	LTECL

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

-	Stage 3: default

•  Arrears > 90 days

▪	Recoverable value

Staging by PD comparison

The significant increase of credit risk is assessed by comparing PD as from the date of origin and the PD as from the reporting date adjusted by the forward looking view. The Bank considers that there is a significant increase in credit risk when there are more than one level of variation in the customers’ risk category at the reporting date, except for clients considered of low risk (reduce PD) where the variation required is more than two risk categories to recognize a significant increase.

Moreover, through periodic reviews, the Bank monitors the effectiveness of the criteria used in identifying the significant increase in credit risk.

Customers segmentation

The criterion to assess if a financial instrument is impaired will depend on the analysis to which such customer is exposed. Losses are estimated either on a collective or an individual basis.

36.1.1.1 Customers evaluated on a collective basis

To estimate expected credit losses comprehensively, disclosures are grouped on the basis of customer segments showing similar risk characteristics relevant for analyzing their repayment capacity or future recovery flows.

The identified segments are grouped under two broad categories:

i)	Low risk: characterized by the on-the-job stability of the customers making up such segment and the contractual security in connection with the recovery of credits.

•	Public salary plan: employees of federal, provincial or municipal agencies whose salaries are deposited into Banco Macro accounts. High job stability. The Bank contractually ensures the collection of the financial commitments due and payable upon the crediting of salaries.

•	Private salary plan: employees of private companies with which the Bank has salary crediting agreements in place. The Bank contractually ensures the collection of the financial commitments due and payable upon the crediting of salaries.

•	Retirees: beneficiaries of federal, provincial or municipal pensions which are credited into Banco Macro accounts. The fact that they are subject to a lifetime benefit ensures that their revenues are highly stable. In this segment, the Bank ensures that credits are recovered through a third party (ANSES [Argentine social security administration] or the related pension fund), which transfers them directly to the accounts held by each retiree with the Bank.

ii)	Nonlow risk: each of the segments is characterized by having a large number of cases and atomized debt. The origination and risk management thereof involve the use of mass credit rating tools based on statistical models.

•	Open market: individuals involved in various types of activities (payroll employees, self-employed workers or small taxpayers) who request financing for consumption or homes. This is a segment where the changes in the economic cycle have a greater impact on its financial capacity.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

•	Small and Medium size companies (SMEs) with portfolios similar to consumer portfolios according to the definition by the BCRA: customers engaged in commercial, industrial and/or service activities requesting financial aid involving relatively low amounts, mainly for commercial purposes and possibly for consumer in the case of natural persons.

•	Agricultural companies with portfolios similar to consumer portfolios under the BCRA’s definition: customers engaged in activities related to agricultural production or companies providing services aimed at that sector who mainly request limited financial aid to perform their commercial activities or possibly for consumption, in the case of natural persons. Their financial requirements and business cycles are inherent to the productive approach taken.

•	Microenterprises: customers engaged in commercial activities who request financial aid for working capital or capital goods in low amounts, and also for consumption in the case of natural persons. The segment also includes low-revenue customers requiring low financial aid amounts.

Under collective basis assessment, the Bank has determined the following criterions to define the inclusions in different impairment stages:

For low risk customer:

•	Stage 1:

o	no arrears or less than 5 days,

o	arrears more than 4 days without significant increase risk for PD comparison.

•	Stage 2:

o	arrears more than 30 days,

o	arrears more than 4 days with significant increase of risk for PD comparison.

•	Stage 3:

o	arrears more than 90 days in some financial instruments.

For no low risk customer:

•	Stage 1:

o	no arrears or less than 31 days,

o	no significant increase risk for PD comparison.

•	Stage 2:

o	arrears more than 30 days in some financial instrument,

o	arrears less than 31 days with significant increase of risk for PD comparison.

•	Stage 3:

o	Arrears more than 90 days in some financial instruments.

36.1.1.2 Customers evaluated on an individual basis

The aim of the individual basis assessment is the estimation of ECL for customers with significate risk or customers which require a specific treatment, or do not have homogeneous characteristics with other portfolio segments for which statistic information is insufficient to predict future behavior.

This assessment includes the following customers and financial assets:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

•	Corporate companies.

•	Large and medium size companies.

•	SMEs and Agricultural of commercial segment according to BCRA definition.

•	Financial institutions.

•	Public sector.

•	Government and private securities.

On a monthly basis the credit review sector assesses the whole portfolio under individual basis methodology, focus on customers who were, in the previous month, in Stage 2 and Stage 3 and those who being in Stage 1, a significant risk increase is observable. To make such assessment, some objective data were defined to analyze whether there is an increase in credit risk to determine whether it should be reclassified to Stage 2 due to the existence of a significant increase in risk; be reclassified to Stage 3 when a default is produced or projected, or remain in Stage 1. These events mainly comprise:

- Significant arrears in the main credit lines granted.

- Legal actions by the Bank to collect the assistance granted.

- Request for reorganization proceeding or bankruptcy.

- Forborne loans with principal still outstanding.

The “staging” proposal is complete with the expert opinion from Corporate risk and Credit recovery areas.

This assessment is used as an input for the Management Credit Risk Management to estimate the allowances for customers in Stage 1 or Stage 2.

Therefore, allowances related to customers in Stage 3 are calculated by the Credit review area, based on the Bank’s judging criteria, estimating, on a monthly basis, the expected cash flows to be received for each transaction discounting to their effective interest rate. The allowance is determined as the difference between the carrying amount and the present value of the expected cash flows to be received. For this task, the Credit review area requires to the Recovery Management to estimate the cash flows to be collected and when it will occur, taking into account the level of advance in the collection negotiation as well as cash flows from an eventual sale of the collateral received or other credit enhancement that are an integral part of the contractual terms.

36.1.2 The Bank’s internal rating and PD estimation process

The PD represents the probability that a debtor fail with its financial obligation, either during the next 12 month (Stage 1) or during the remaining life time of the financial asset (Stage 2 and 3).

PD determination is performed by customer, aligning with the Bank’s credit management model.

For the individual basis assessment, the rating model developed by the entity, in order to identify the risks and concentrations associated with the PDs in accordance with the Bank’s commercial strategy, is based on a Behavior Module considering the behavior scores of the commercial portfolio segments and contemplates variables of internal behavior and variables from external suppliers.

To classify the collective assessment per risk levels, the Bank developed a 12 month PD since dual-matrix methodology that combine Market Scores of internal behavior with Bureau generic Scores, getting a higher discrimination level when considering the internal behavior and the financial entities. PDs for the lifetime have also been developed, to each assets grouping defined as homogeneous risk, to calculate the financial asset amount classified in Stage 2.

The proposals for implementing the PD models are submitted to the Risk Management Committee for approval. The methodologies, variables, development population, observation windows and results that support the preparation of the models are documented in special reports, are tested and adjusted, at least, once a year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

36.1.3	Exposure at default (EAD)

EAD is based on the amounts that the Bank expects to be owed at default during the next 12 month (Stage 1) or during the instruments remaining lifetime (Stages 2 and 3).

The EAD model uses the same information sources than PD model. Segmentation is also used in the PD structure.

The Bank developed a calculation method for the products that have a defined flow schedule, and another method for the products that provide the customers with a credit line (revolving products). For revolving products, the Bank calculated a credit risk factor that contemplates the use that this credit line could represent in case of default. Upon building the credit risk factors, the aging of the product and level of use was considered, among other characteristics.

36.1.4	Loss given default (LGD)

LGD is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive (i.e., all cash shortfalls), including from the realization of any collateral.

It is the complement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the default amount is compared with the current value of the amounts recovered after the date of default.

LGD varies according to counterparty, aging, and type of claim and if there is a collateral to protect the credits.

To the LGD calculation the Bank differentiates by product. The estimates are based on the historical information observed in the Bank, for recoveries over default transactions discounting at effective interest rate of such agreements at the default time.

Once the recovery rates are obtained, this behavior is projected through a triangular method to estimate the periods with less aging. Finally, the weighted average of the loss for each portfolio is determined.

Like PD, LGD is adjusted by macroeconomic models applying a forward looking view.

36.2 Forward looking information used in ECL models

The calculation of impairment for ECL includes and is adjusted by a forward looking view with respect to the portfolio behavior. To that end, the Bank performs researches related to macroeconomics variables which have an impact in both, the PD and LGD and has built models that capture such impact for the commercial portfolio, comparable portfolio and consumer portfolio.

The key economic variables used in each of the economic scenarios for the ECL calculation, are as follows:

▪            GDP variation

▪            Interest rate (BADLAR published by the BCRA)

▪            CPI

As stated in IFRS 9, the impact is calculated considering various scenarios with different variables. To such end, a 36-month estimate on the variables underlying the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates the expected credit losses by applying the alternative scenarios which are updated on a quarterly basis based on the financial statements filed each calendar quarter.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Adjustment for expected losses due to COVID-19

The pandemic and its direct consequence, the social and preventive lockdown declared by the Argentine government as from March 20, have a high impact on the Argentine economy and, therefore, on the behavior of financial debtors. Despite the fact that the measures established by the government to counterbalance such effects, it is evident that there was a fall in production and consumption, which in turn affected employment and the economic agents’ financial flows, among other factors. In addition, the extension of the restrictions imposed by the pandemic is still uncertain and the magnitude of these effects cannot be fully estimated.

The Argentine government, the BCRA and other tax and regulatory agencies adopted a series of measures to reduce the impact of the economic stagnation arising from the lockdown. Some of the main ones include: extending tax and social security due dates, offering financial aid to the most vulnerable sectors, deferring payment of all bank debtor’s obligations —whether companies or individuals—, promoting the financing of salary payments (guarantees, negative rates, minimum cash exceptions), mandatory refinancing of past due payables, a more flexible treatment for recognizing the impairment of the banking customer portfolio, and banning dismissals and suspensions, among others. All of them contribute to having the period between the second quarter up to the end of 2020, with minimum impact on bank portfolio delinquency. However, it is expected that the financial statements for following fiscal year will incorporate more fully the results of the impairment in the debtors’ financial capacity.

As the Bank is not oblivious to the circumstances described, an increase in uncollectibility charges and an impairment of its assets subject to an uncertain credit risk are to be expected.

Since statistical models do not appropriately reflect the effects arising from the pandemic on expected credit losses, the Bank decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations.

As to commercial loans, as of September 30, 2020, the Bank estimated an additional credit risk impairment loss for 531,200 in connection with beneficiaries of credit facilities at reduced rates during the social lockdown and who are part of the economy sectors which are expected to experience the pandemic’s most significant adverse effects, both in terms of a drop in revenues and the subsequent recovery term. The same criterion was used in connection with the companies which are part of the sectors that chose to reschedule the due dates of their payables using the general and extraordinary flexible conditions established by the BCRA for paying financial obligations. The estimated charge amounted to 167,410.

As regards loans granted to individuals, the adjustment affected the financing to employees on payroll private company, self-employed workers and microentrepreneurs. These sectors are considered to be the most affected by dismissals, suspensions and loss in salary purchasing power, fall in sales and a reduction in activity levels resulting from compulsory lockdown. In these segments, an impairment in customer risk was estimated in the cases in which they opted to defer the settlement of their payables to the Bank (amounts owed in connection with credit cards and personal loans) by making use of the mandatory extensions and payment facilities provided by the BCRA in connection with outstanding financial payables during the pandemic. The adjustment made in connection with consumer loans amounted to 1,050,878 as of September 30, 2020.

The adjustment made in connection with both the portfolios subject to individual and collective analyses is equivalent to the expected credit losses which should have been recognized had there been a fall in the risk of the selected customers as of March 31, 2020 or August 31, 2020, according to the financial request.

Finally, the Bank adjusted the expected credit losses prospectively by incorporating the impact of the new macroeconomic scenarios in the variables affecting credit risk, as stated at the beginning of this section 36.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

37.	ADDITIONAL INFORMATION

The table below shows the amounts corresponding to the detail of Government and private debt securities as of September 30, 2020 and December 31, 2019.

Description	09/30/2020	12/31/2019
Debt securities at fair value through profit or loss

Government securities	16,468,141	5,881,875
Private securities	75,042	1,058,029
Government securities – Foreign	3,390

Total debt securities at fair value through profit or loss	16,546,573	6,939,904

Other debt securities

At fair value through OCI
Central Bank internal bills	126,434,672	56,169,868
Government securities	88,175,802	575,124
Government securities – Foreign	4,110,552	585,850
Total at fair value through OCI	218,721,026	57,330,842

At amortized cost
Government securities (see notes 10 and 38)	20,489,266	18,298,374
Private securities	1,037,480	3,318,361
Total at amortized cost	21,526,746	21,616,735

Total other debt securities	240,247,772	78,947,577

Equity instruments

At fair value through profit or loss	1,626,591	1,878,634

Total equity instruments	1,626,591	1,878,634

38.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility, certain political events and the level of economic growth, among other issues, and additionally, for the effects mentioned in note 39.

Specifically, in Argentina, as a step prior to general presidential elections, the open primary elections (PASO, for its acronym in Spanish) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO thus, the country risk and the value of the US dollar also skyrocketed. These situations remain as of the date of issuance of these condensed consolidated interim financial statements.

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it established, with certain exceptions, a first reprofiling in the maturities of short-term Government securities (Letes, Lecaps, Lelinks and Lecer) Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars.

On December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin, which established several changes and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned, among other issues.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

On January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, and after that, on February 11, 2020, through Presidential Decree No. 141/2020 it was decided, with certain exceptions, to delay up to September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish).

On February 12, 2020, Law No. 27544 "Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law.

On April 6, 2020, the payment of all public debt issued under Argentine legislation was deferred through Decree No. 346/2020 until December 31, 2020. Subsequently, several swaps and restructuring of other debt instruments under Argentine legislation were made.

Finally, on August 31, 2020, the Argentine Ministry of Economy issued a resolution stating that Argentina and creditor group representatives had reached an agreement over 99.01% of the principal of the Argentina’s debt restructuring proposal under foreign legislation. The restructuring mainly includes a reduction in interest and the establishment of a grace period before payments is resumed. In addition, on August 8, 2020, Law No. 27556 established a voluntary swap of government securities stated in US dollars and issued under Argentine laws for an initial 90-day term was published, extending such term for eligible securities not entered into the initial swap up to July 28, 2021 through the Ministry of Economy Resolution 540/2020.

Related to tax regulation, through the abovementioned Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 16 a) and b) explains the amendments introduced pursuant to Income Tax Law.

Between August 2019 and the date of issuance of these condensed consolidated interim financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these condensed consolidated interim financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended. Subsequently, in September 2020 was established that for the acquisition of foreign currency for hoarding purposes, besides the 30% of PAIS tax, an additional 35% have to be paid as income tax withholding. Additionally, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 95% as of the date of issuance of these condensed consolidated interim financial statements.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

39.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the "social, preventive and compulsory isolation" which, after several extends and amendments, which as of the date of issuance of these condensed consolidated interim financial statements, is still effective in some urban agglomerations and some communes of the Argentinian provinces, while in other cities it was making flexible into “social, preventive and compulsory distancing”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless otherwise expressly stated)

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 35, the distribution of dividends of the finance institutions was suspended until December 31, 2020.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank's website.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020	12/31/2019
COMMERCIAL
In normal situation	73,460,682	125,316,100
With senior “A” collateral and counter-collateral	2,947,491	4,108,622
With senior “B” collateral and counter-collateral	10,424,066	13,431,243
Without senior collateral or counter-collateral	60,089,125	107,776,235
Subject to special monitoring	1,393,373	314,800
In observation
With senior “A” collateral and counter-collateral	338
With senior “B” collateral and counter-collateral	138,515
Without senior collateral or counter-collateral	997,429	629
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	123,192	118,454
Without senior collateral or counter-collateral	133,899	195,717
Troubled	179,789	86,602
With senior “A” collateral and counter-collateral	48,069
With senior “B” collateral and counter-collateral	131,588	12,840
Without senior collateral or counter-collateral	132	73,762
With high risk of insolvency	705,398	1,606,372
With senior “A” collateral and counter-collateral		10,604
With senior “B” collateral and counter-collateral	70,828	377,639
Without senior collateral or counter-collateral	634,570	1,218,129
Irrecoverable	295,132	6,928
With senior “A” collateral and counter-collateral		509
With senior “B” collateral and counter-collateral	255,567
Without senior collateral or counter-collateral	39,565	6,419
Subtotal Commercial	76,034,374	127,330,802

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020	12/31/2019
CONSUMER AND MORTGAGE
Performing	171,653,040	149,689,365
With senior “A” collateral and counter-collateral	17,632,616	2,926,665
With senior “B” collateral and counter-collateral	16,611,588	17,461,291
Without senior collateral or counter-collateral	137,408,836	129,301,409
Low risk	367,639	2,021,185
With senior “A” collateral and counter-collateral	5,163	20,399
With senior “B” collateral and counter-collateral	40,328	222,366
Without senior collateral or counter-collateral	322,148	1,778,420
Low risk - in special treatment	13,466
Without senior collateral or counter-collateral	13,466
Medium risk	350,548	1,709,062
With senior “A” collateral and counter-collateral	5,461	16,304
With senior “B” collateral and counter-collateral	45,738	158,967
Without senior collateral or counter-collateral	299,349	1,533,791
High risk	627,810	1,932,697
With senior “A” collateral and counter-collateral	18,357	32,808
With senior “B” collateral and counter-collateral	92,961	161,972
Without senior collateral or counter-collateral	516,492	1,737,917
Irrecuperable	688,481	528,616
With senior “A” collateral and counter-collateral	8,638	11,412
With senior “B” collateral and counter-collateral	224,424	174,828
Without senior collateral or counter-collateral	455,419	342,376
Subtotal consumer and mortgage	173,700,984	155,880,925
Total	249,735,358	283,211,727
This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:
	At 09/30/2020	At 12/31/2019
Loans and other financing	237,678,324	270,133,440
+ Allowances for loans and other financing	8,584,989	6,199,709
+ Adjustment IFRS (adjustment amortized cost and fair value)	68,960	139,172
+ Debt securities of financial trust - Measured at amortized cost	242,975	1,345,987
+ Corporate bonds	797,909	1,974,743
- Interest and other accrued items receivable from financial assets with impaired credit value	(97,036)	(66,493)
Guarantees provided and contingent liabilities	2,459,237	3,485,169
Total computable items	249,735,358	283,211,727

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	30,771,019	12.32	46,438,929	16.40
50 next largest customers	23,725,589	9.50	43,596,698	15.39
100 next largest customers	13,085,736	5.24	19,143,418	6.76
Other customers	182,153,014	72.94	174,032,682	61.45

Total (1)	249,735,358	100.00	283,211,727	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
					Over 6	Over 12
			Over 1	Over 3	months	months
			month	months	and up to	and up to
		Up to 1	and up to	and up to	12	24	Over 24
Item	Matured	month	3 months	6 months	months	months	months	Total
Non-financial government sector		278,509	679,945	724,847	1,338,391	1,974,335	1,500,812	6,496,839
Financial sector		199,855	204,056	171,846	1,089,598	1,006,089	1,297	2,672,741
Non-financial private sector and foreign residents	1,942,590	80,265,930	30,211,345	34,680,979	54,777,612	42,301,304	68,805,431	312,985,191

Total	1,942,590	80,744,294	31,095,346	35,577,672	57,205,601	45,281,728	70,307,540	322,154,771

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
					Over 6	Over 12
			Over 1	Over 3	months	months
			month	months	and up to	and up to
		Up to 1	and up to	and up to	12	24	Over 24
Item	Matured	month	3 months	6 months	months	months	months	Total
Non-financial government sector		3,344,059	791,296	934,667	2,246,660	3,702,545	2,471,287	13,490,514
Financial sector		2,244,407	2,698,446	576,980	772,139	1,092,035	6,686	7,390,693
Non-financial private sector and foreign residents	4,433,914	110,912,713	33,033,744	29,651,325	37,033,305	53,408,328	82,402,251	350,875,580

Total	4,433,914	116,501,179	36,523,486	31,162,972	40,052,104	58,202,908	84,880,224	371,756,787

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	Residual value at the end of the period
Cost
Real property	26,787,704	50	392,002	28	1,697,701	27	413,268	2,110,942	25,068,736
Furniture and facilities	3,308,136	10	211,124	703	1,289,122	29	247,983	1,537,076	1,981,481
Machinery and equipment	4,367,071	5	391,248	95	2,321,339	41	585,346	2,906,644	1,851,580
Vehicles	752,716	5	51,158	49,071	614,768	44,941	50,736	620,563	134,240
Other	2,396		28		2,379		19	2,398	26
Work in progress	1,068,218		246,433	485,843					828,808
Right of use real property	1,495,861	5	334,809	105,576	370,397	31,123	350,982	690,256	1,034,838
Total property, plant and equipment (1)	37,782,102		1,626,802	641,316	6,295,706	76,161	1,648,334	7,867,879	30,899,709

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property (1)	24,810,352	50	2,113,253	135,901	1,324,754	106,339	479,286	1,697,701	25,090,003
Furniture and facilities	3,087,915	10	651,001	430,780	1,439,469	428,725	278,378	1,289,122	2,019,014
Machinery and equipment	6,867,886	5	772,763	3,273,578	4,745,919	3,270,128	845,548	2,321,339	2,045,732
Vehicles	746,373	5	120,352	114,009	598,849	58,824	74,743	614,768	137,948
Other	2,214		182		2,177		202	2,379	17
Work in progress	1,838,008		1,777,994	2,547,784					1,068,218
Right of use real property			1,626,560	130,699		37,353	407,750	370,397	1,125,464
Total property, plant and equipment (1)	37,352,748		7,062,105	6,632,751	8,111,168	3,901,369	2,085,907	6,295,706	31,486,396

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F
(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	Residual value at the end of the period
Cost
Rented properties	197,812	50	1		30,266		1,699	31,965	165,848
Other investment properties	753,620	50	63,058	3,651	34,882	4	7,885	42,763	770,264
Total investment property (1)	951,432		63,059	3,651	65,148	4	9,584	74,728	936,112

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	197,809	50	4	1	28,055	1	2,212	30,266	167,546
Other investment properties	655,215	50	389,786	291,381	25,762		9,120	34,882	718,738
Total investment property (1)	853,024		389,790	291,382	53,817	1	11,332	65,148	886,284

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	Residual value at the end of the period
Cost
Licenses	1,998,401	5	419,940		819,188	1	342,092	1,161,279	1,257,062
Other intangible assets	6,236,205	5	977,305	1,071	3,083,872	1,072	954,846	4,037,646	3,174,793
Total intangible assets (1)	8,234,606		1,397,245	1,071	3,903,060	1,073	1,296,938	5,198,925	4,431,855

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	2,432,409	5	625,127	1,059,135	1,499,644	1,052,102	371,646	819,188	1,179,213
Other intangible assets	7,411,750	5	1,453,617	2,629,162	4,355,314	2,479,303	1,207,861	3,083,872	3,152,333
Total intangible assets (1)	9,844,159		2,078,744	3,688,297	5,854,958	3,531,405	1,579,507	3,903,060	4,331,546

(1)	During the fiscal year 2020 and 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020		12/31/2019
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	121,924,426	24.75	29,996,657	9.33
50 next largest customers	41,261,144	8.37	14,924,834	4.64
100 next largest customers	20,642,410	4.19	11,620,985	3.62
Other customers	308,881,558	62.69	264,912,586	82.41

Total	492,709,538	100.00	321,455,062	100.00

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
		Over 1	Over 3	Over 6	Over 12
		month and	months and	months and	months and
	Up to	up to	up to	up to	up to	Over
Item	1 month	3 months	6 months	12 months	24 months	24 months	Total
Deposits	436,768,303	43,023,859	6,951,830	11,314,667	51,326	2,419	498,112,404

From the non-financial government sector	95,917,756	9,806,003	1,052,909	1,926			106,778,594
From the financial sector	440,978						440,978
From the non-financial private sector and foreign residents	340,409,569	33,217,856	5,898,921	11,312,741	51,326	2,419	390,892,832

Derivative instruments	3	378					381

Other Financial Liabilities	28,410,675	52,450	16,499	144,147	20,390	7,429	28,651,590

Financing received from the Central Bank of Argentina and other financial institutions	35,393	296,584	213,073	112,766	60,348	9,670	727,834

Issued corporate bonds	197,750	208,048	215,866	2,800,652	2,793,793		6,216,109

Subordinated corporate bonds		1,028,362		1,028,363	2,159,257	40,648,046	44,864,028

Total	465,412,124	44,609,681	7,397,268	15,400,595	5,085,114	40,667,564	578,572,346

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
		Over 1	Over 3	Over 6	Over 12
		month and	months and	months and	months and
	Up to	up to	up to	up to	up to	Over
Item	1 month	3 months	6 months	12 months	24 months	24 months	Total
Deposits	286,658,448	31,936,853	4,247,226	1,256,621	65,467	27,725	324,192,340

From the non-financial government sector	20,636,575	951,662	52,287	2,544			21,643,068
From the financial sector	384,185						384,185
From the non-financial private sector and foreign residents	265,637,688	30,985,191	4,194,939	1,254,077	65,467	27,725	302,165,087

Derivative instruments	358,472	417,185	164,416				940,073

Repo transactions	1,226,083						1,226,083

Other financial institutions	1,226,083						1,226,083

Other Financial Liabilities	25,768,825	119,832	127,236	204,786	397,199	525,530	27,143,408

Financing received from the Central Bank of Argentina and other financial institutions	1,260,919	1,015,080	184,144	120,069	207,472	56,029	2,843,713

Issued corporate bonds	391,667		629,763	904,300	4,113,993	3,778,116	9,817,839

Subordinated corporate bonds			988,806	988,807	1,977,613	40,171,906	44,127,132

Total	315,664,414	33,488,950	6,341,591	3,474,583	6,761,744	44,559,306	410,290,588

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated for provisions	09/30/2020
Provisions for eventual commitments	21,122	8,550		7,205	(3,681)	18,786
For Administrative, disciplinary and criminal penalties	878				(160)	718
Other	1,779,946	812,051	7	635,603	(350,347)	1,606,040
Total Provisions	1,801,946	820,601	7	642,808	(354,188)	1,625,544

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated for provisions	12/31/2019
Provisions for eventual commitments	20,185	9,864			(8,927)	21,122
For Administrative, disciplinary and criminal penalties	1,350				(472)	878
Other	1,966,153	1,615,880	1,035,404	32,989	(733,694)	1,779,946
Total Provisions	1,987,688	1,625,744	1,035,404	32,989	(743,093)	1,801,946

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020					12/31/2019
		Total per currency
	Total parent
	company and
Items	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	92,350,711	91,859,822	349,120	16,273	125,496	86,770,215
Debt securities at fair value through profit or loss	4,244	4,244				302,355
Other financial assets	4,568,921	4,568,921				4,585,782
Loans and other financing	23,365,581	23,365,581				47,660,594
Other financial institutions	39,045	39,045				743,743
From the non-financial private sector and foreign residents	23,326,536	23,326,536				46,916,851
Other debt securities	4,528,556	4,528,556				1,058,429
Financial assets delivered as guarantee	1,576,372	1,571,010	5,362			3,536,835
Equity Instruments at fair value through profit or loss	8,479	8,479				12,987
TOTAL ASSETS	126,402,864	125,906,613	354,482	16,273	125,496	143,927,197

LIABILITIES
Deposits	78,758,066	78,758,014	52			97,442,188
Non-financial government sector	2,536,305	2,536,305				4,879,694
Financial sector	393,423	393,423				281,170
Non-financial private sector and foreign residents	75,828,338	75,828,286	52			92,281,324
Other financial liabilities	5,688,455	5,570,503	104,684		13,268	6,417,789
Financing from Central Bank and other financial Institutions	540,042	540,042				2,501,572
Subordinated corporate bonds	31,529,966	31,529,966				29,730,457
Other non-financial liabilities	55,681	55,681				30,524

TOTAL LIABILITIES	116,572,210	116,454,206	104,736		13,268	136,122,530

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
For measurement of financial assets at fair value through profit or loss
Gain/ (Loss) from government securities	2,591,569	6,269,513	(534,802)	(188,730)
Gain from private securities	273,516	640,188	189,040	680,927
Gain from derivative financial instruments
Forward transactions	1,328	62,659	1,061,783	1,550,517
(Loss) / Gain from other financial assets	(3,467)	2,690	14,034	157,849
(Loss) / Gain from equity instruments at fair value through profit or loss	(106,772)	83,324	(14,411)	2,310,656
Loss from sales or decreases of financial assets at fair value (*)	(10,296,725)	(21,404,907)	(17,447,860)	(44,076,966)
TOTAL	(7,540,551)	(14,346,533)	(16,732,216)	(39,565,747)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Interest income
for cash and bank deposits	28,760	113,064	124,275	234,594
for government securities	1,370,422	4,399,533	2,692,067	4,434,756
for debt securities	263,773	1,299,165	520,048	522,400
for loans and other financing
Non-financial public sector	509,337	1,557,352	103,208	638,448
Financial sector	196,467	751,345	539,976	1,975,771
Non-financial private sector
Overdrafts	1,443,246	9,131,983	4,783,699	10,833,304
Documents	796,783	3,223,490	1,383,648	5,222,207
Mortgage loans	1,551,722	5,195,749	2,113,814	7,065,253
Pledge loans	105,656	330,270	184,913	607,898
Personal loans	7,156,123	22,216,041	8,869,787	28,517,016
Credit cards	2,505,333	8,064,054	3,729,438	12,478,512
Financial leases	4,706	42,437	40,403	186,359
Other	3,489,133	8,730,493	1,363,028	4,430,560
for repo transactions
Central Bank of Argentina	2,094,661	4,037,375		17,148
Other financial institutions	9,930	58,380	10,787	3,109,572
TOTAL	21,526,052	69,150,731	26,459,091	80,273,798
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(423,356)	(679,717)	(151,565)	(447,955)
Saving accounts	(124,333)	(422,085)	(164,045)	(575,325)
Time deposits and investments accounts	(14,152,513)	(32,855,845)	(20,153,470)	(59,493,084)
for Financing received from Central Bank of Argentina and other financial institutions	(17,822)	(57,979)	(90,926)	(265,203)
for repo transactions
Other financial institutions	(1,695)	(97,810)	(76,763)	(370,520)
for other financial liabilities	(11,123)	(47,489)	(66,976)	(162,675)
Issued corporate bonds	(347,449)	(1,056,916)	(1,136,128)	(2,673,090)
for subordinated corporate bonds	(552,271)	(1,608,109)	(553,010)	(1,536,181)
TOTAL	(15,630,562)	(36,825,950)	(22,392,883)	(65,524,033)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
From debt government securities	15,263,330	34,573,811	(482,983)	(1,003,407)	24,664,671	63,184,239	176,935	166,040
Total	15,263,330	34,573,811	(482,983)	(1,003,407)	24,664,671	63,184,239	176,935	166,040

	Income for the period
Commissions income	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Commissions related to obligations	3,016,433	8,850,024	3,369,411	10,392,629
Commissions related to credits	31,318	136,484	68,230	173,007
Commissions related to loans commitments and financial guarantees	104	454	3,095	7,355
Commissions related to securities value	150,503	355,673	72,748	255,459
Commissions for credit cards	2,017,432	5,866,787	1,935,701	5,614,425
Commissions for insurances	359,740	1,070,273	331,356	1,094,296
Commissions related to trading and foreign exchange transactions	162,300	378,518	166,092	446,449
Total	5,737,830	16,658,213	5,946,633	17,983,620

	Loss for the period
Commissions expenses	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Commissions related to trading and foreign exchange transactions	(30,069)	(82,767)	(91,522)	(137,971)
Commissions paid ATM exchange	(281,855)	(816,887)	(239,763)	(631,310)
Checkbooks commissions and compensating cameras	(97,356)	(278,661)	(109,327)	(311,622)
Commissions credit cards and foreign trade	(57,400)	(177,669)	(111,255)	(333,881)
Total	(466,680)	(1,355,984)	(551,867)	(1,414,784)

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	09/30/2020
Other financial assets	12,605	9,688			(2,298)	19,995
Loans and other financing	6,199,709	2,140,385	1,125,199	249,673	(1,129,977)	8,584,989
Other financial institutions	33,749	(6,151)			(6,151)	21,447
To the non-financial private sector and foreign residents
Overdrafts	943,767	28,529	44,102	495,225	(172,010)	1,339,613
Documents	449,160	74,191	80,984	(5,024)	(81,866)	517,445
Mortgage loans	468,419	86,471	111,213	(14,787)	(85,376)	565,940
Pledge loans	157,815	18,851	65,766	(15,410)	(28,764)	198,258
Personal loans	2,246,910	402,455	186,999	(77,359)	(409,528)	2,349,477
Credit cards	969,822	798,367	374,749	(10,484)	(176,764)	1,955,690
Financial leases	6,544	(1,526)	316	1,677	(1,193)	5,818
Other	923,523	739,198	261,070	(124,165)	(168,325)	1,631,301
Eventual commitments	21,122	4,865	(3,354)		(3,847)	18,786
Other debt securities	2,369	1,466			(431)	3,404
TOTAL OF ALLOWANCES	6,235,805	2,156,404	1,121,845	249,673	(1,136,553)	8,627,174

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2019
Other financial assets		12,605				12,605
Loans and other financing	7,278,312	551,910	146,277	770,122	(2,546,912)	6,199,709
Other financial institutions	70	33,703			(24)	33,749
To the non-financial private sector and foreign residents
Overdrafts	487,430	104,084	(80,146)	602,966	(170,567)	943,767
Documents	984,631	(44,312)	97,359	(243,964)	(344,554)	449,160
Mortgage loans	460,138	2,371	108,368	58,559	(161,017)	468,419
Pledge loans	389,850	7,212	(128,546)	25,720	(136,421)	157,815
Personal loans	2,602,011	344,613	162,192	48,620	(910,526)	2,246,910
Credit cards	1,550,335	81,532	(96,210)	(23,324)	(542,511)	969,822
Financial leases	18,574	529	(3,018)	(3,041)	(6,500)	6,544
Other	785,273	22,178	86,278	304,586	(274,792)	923,523
Eventual commitments	20,185	1,080	6,920		(7,063)	21,122
Other debts securities		2,369				2,369
TOTAL OF ALLOWANCES	7,298,497	567,964	153,197	770,122	(2,553,975)	6,235,805

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31,2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2020	12/31/2019
ASSETS
Cash and Deposits in Banks	6		101,705,607	119,105,966
Cash			20,149,628	23,859,621
Central Bank of Argentina			66,366,745	67,452,287
Other Local and Foreign Entities			15,184,470	27,789,477
Other			4,764	4,581
Debt Securities at fair value through profit or loss	6	A	14,918,124	6,314,733
Derivative Financial Instruments	6		13,685	61,982
Repo transactions	6		54,703,042	1,330,400
Other financial assets	6 and 8	R	13,974,340	6,095,389
Loans and other financing	5 and 6	B, C, D and R	237,915,479	269,753,991
Non-financial Public Sector			4,009,092	7,888,422
Other Financial Entities			1,786,047	4,833,107
Non-financial Private Sector and Foreign Residents			232,120,340	257,032,462
Other Debt Securities	6	A and R	235,719,216	77,889,148
Financial Assets delivered as guarantee	6 and 26		12,149,567	13,035,069
Equity Instruments at fair value through profit or loss	6 and 11	A	1,626,493	1,878,534
Investment in subsidiaries, associates and joint arrangements			4,217,265	4,249,572
Property, plant and equipment		F	30,870,931	31,449,278
Intangible Assets		G	4,430,077	4,330,066
Other Non-financial Assets	8		1,868,101	1,117,650
Non-current assets held for sale			2,181,164	2,135,664
TOTAL ASSETS			716,293,091	538,747,442

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31,2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	09/30/2020	12/31/2019
LIABILITIES
Deposits	6	H and I	480,889,480	320,901,178
Non-financial Public Sector			105,635,759	21,474,272
Financial Sector			440,978	384,185
Non-financial Private Sector and Foreign Residents			374,812,743	299,042,721
Derivative Financial Instruments	6	I	381	940,073
Repo Transactions	6	I		1,225,960
Other Financial Liabilities	6 and 13	I	26,234,910	24,013,447
Financing received from the Central Bank of Argentina and other financial entities	6	I	687,715	2,746,175
Issued Corporate Bonds	6 and 31	I	5,018,613	6,756,507
Current Income Tax Liabilities	16		9,848,459	9,887,756
Subordinated Corporate Bonds	6 and 31	I	31,529,966	29,730,457
Provisions	12	J	1,625,544	1,801,946
Deferred Income Tax Liabilities			2,534,570	196,272
Other Non-financial Liabilities	13		24,001,151	12,318,909
TOTAL LIABILITIES			582,370,789	410,518,680
SHAREHOLDERS’ EQUITY
Capital Stock	24	K	639,413	639,413
Non capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			43,864,265	43,864,265
Earnings Reserved			102,297,425	67,168,444
Unappropriated Retained Earnings			(45,454,225)	(19,814,167)
Other Comprehensive Income accumulated			(840,159)	158,872
Net Income for the period/ fiscal year			20,985,802	23,782,154
TOTAL SHAREHOLDERS’ EQUITY			133,922,302	128,228,762
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			716,293,091	538,747,442

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Interest income		Q	36,851,057	103,675,469	51,116,812	143,370,247
Interest expense		Q	(15,627,386)	(36,822,774)	(22,375,037)	(65,506,187)
Net Interest income			21,223,671	66,852,695	28,741,775	77,864,060
Commissions income	17	Q	5,617,336	16,392,831	5,910,302	17,843,802
Commissions expense		Q	(454,798)	(1,333,568)	(549,406)	(1,408,060)
Net Commissions income			5,162,538	15,059,263	5,360,896	16,435,742
Subtotal (Net Interest income +Net Commissions income)			26,386,209	81,911,958	34,102,671	94,299,802
Loss from measurement of financial instruments at fair value through profit or loss		Q	(7,088,903)	(14,059,225)	(16,618,798)	(39,867,616)
Profit / (Loss) from sold or derecognized assets at amortized cost			61,240	1,048,498	(281)	(31,999)
Differences in quoted prices of gold and foreign currency	18		1,161,399	2,537,130	2,059,333	2,488,116
Other operating income	19		1,009,330	3,143,508	1,368,496	7,735,132
Allowances for loan losses	5		(1,747,687)	(5,256,927)	(390,768)	(3,457,660)
Net Operating Income			19,781,588	69,324,942	20,520,653	61,165,775
Employee benefits	20		(6,103,842)	(17,460,948)	(6,293,428)	(19,366,722)
Administrative expenses	21		(3,361,596)	(9,435,395)	(4,105,258)	(11,322,418)
Depreciation and amortization of fixed assets		F and G	(1,010,586)	(2,939,653)	(946,331)	(2,708,347)
Other Operating Expenses	22		(4,558,080)	(13,818,500)	(9,328,895)	(21,104,987)
Operating Income			4,747,484	25,670,446	(153,259)	6,663,301
(Loss) / Income from subsidiaries, associates and joint arrangements			(530,002)	(280,164)	17,742	1,263,443
Gain on net monetary position			4,898,890	5,815,662	8,338,219	19,084,229
Income before tax on continuing operations			9,116,372	31,205,944	8,202,702	27,010,973
Income tax on continuing operations	16.b)		(3,040,819)	(10,220,142)	908,944	(10,185,734)
Net Income from continuing operations			6,075,553	20,985,802	9,111,646	16,825,239
Net Income for the period			6,075,553	20,985,802	9,111,646	16,825,239

Delfín Jorge Ezequiel Carballo
Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Net Profit attributable to Parent’s shareholders	6,075,553	20,985,802	9,111,646	16,825,239
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	6,075,553	20,985,802	9,111,646	16,825,239
Weighted average of outstanding common shares for the fiscal year	639,413	639,413	639,398	639,403
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413	639,398	639,403
Basic earnings per share (in pesos)	9.5018	32.8204	14.2503	26.3140

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Net Income for the period			6,075,553	20,985,802	9,111,646	16,825,239
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			51,818	127,449	491,649	275,188
Foreign currency translation differences for the period			51,818	127,449	491,649	275,188
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			(1,117,594)	(1,639,908)	451,942	471,351
Profit or losses for financial instruments at fair value through OCI (*)		Q	(1,070,465)	(1,516,835)	587,858	589,790
Income tax	16.b)		(47,129)	(123,073)	(135,916)	(118,439)
Interest in Other Comprehensive Income/ (Loss) of associates and joint ventures accounted for using the participation method			587,482	513,428	(410,577)	(423,405)
Income/ (Loss) for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			587,482	513,428	(410,577)	(423,405)
Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss for the period			(478,294)	(999,031)	533,014	323,134
Total Other Comprehensive (Loss) / Income			(478,294)	(999,031)	533,014	323,134
Total Comprehensive Income			5,597,259	19,986,771	9,644,660	17,148,373

(*)

Net amount of reclassifications to the income statement of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period. At September 30, 2020 and 2019 the reclassified amounts at profit or loss was (1,172,590) and (8,247,577), respectively.

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year restated		639,413		12,429,781	43,864,265	705,527	(564,655)	18,846,857	48,321,587	3,967,987	128,228,762
Total comprehensive income for the period
- Net income for the period										20,985,802	20,985,802
- Other comprehensive income/ (loss) for the period						127,449	(1,126,480)				(999,031)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
Legal reserve								9,978,718		(9,978,718)
Normative reserve									39,443,494	(39,443,494)
Cash dividends	34								(14,293,231)		(14,293,231)
Amount at the end of the period		639,413		12,429,781	43,864,265	832,976	(1,673,135)	28,825,575	73,471,850	(24,468,423)	133,922,302

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Capital stock		Non- capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year restated		640,715	28,948	12,428,461	43,896,564	601,187	(708,010)	12,928,892	28,449,843	15,944,082	114,210,682
Adjustment and retroactive restatements	3									370,000	370,000
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	43,896,564	601,187	(708,010)	12,928,892	28,449,843	16,314,082	114,580,682
Total comprehensive income for the period
- Net income for the period										16,825,239	16,825,239
- Other comprehensive income/ (loss) for the period						275,188	47,946				323,134
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal reserve								5,917,966		(5,917,966)
Normative reserve									6,538,425	(6,538,425)
Cash dividends									(10,402,570)		(10,402,570)
Other									23,671,870	(23,671,870)
Own shares in treasury	24	(1,317)	1,317
Decrease of own shares in treasury			(30,625)		(33,753)				64,018
Amount at the end of the period		639,398		12,428,461	43,862,811	876,375	(660,064)	18,846,858	48,321,586	(2,988,940)	121,326,485

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	09/30/2020	09/30/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		31,205,944	27,010,973
Adjustment for the total monetary effect of the period		(5,815,662)	(19,084,229)
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,939,653	2,708,347
Allowance for loan losses		5,256,927	3,457,660
Difference in quoted prices of foreign currency		(10,498,245)	(28,490,180)
Other adjustments		37,511,601	89,601,220
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		(8,603,391)	2,565,194
Derivative financial instruments		48,297	(49,723)
Repo transactions		(53,372,642)
Loans and other financing
Non-financial public sector		3,879,330	2,697,340
Other financial entities		3,047,060	7,252,611
Non-financial private sector and foreign residents		19,622,545	58,015,563
Other debt securities		(87,565,264)	(11,844,977)
Financial assets delivered as guarantee		885,502	(1,910,976)
Equity instruments at fair value through profit or loss		252,041	1,087,143
Other assets		(8,546,300)	(1,069,968)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		84,161,487	(8,529,922)
Financial sector		56,793	121,400
Non-financial private sector and foreign residents		75,770,022	(86,157,843)
Derivative financial instruments		(939,692)	198,679
Repo transactions		(1,225,960)	2,651,201
Other liabilities		980,637	(6,405,839)
Payments for Income Tax		(5,737,063)	(9,043,418)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		83,313,620	24,780,256

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Items	Notes	09/30/2020	09/30/2019

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(2,338,001)	(3,839,077)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(2,338,001)	(3,839,077)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends			(10,402,570)
Acquisition or redemption of equity instruments			(365,330)
Non subordinated corporate bonds		(1,472,969)	(2,818,903)
Central Bank of Argentina		(9,341)
Financing from local financial entities		(1,993,840)	(1,317,291)
Subordinated corporate bonds		(994,471)	(956,823)
Other payments related to financing activities		(363,253)	(162,363)
Proceeds:
Central Bank of Argentina			8,245
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(4,833,874)	(16,015,035)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		18,160,869	42,433,953
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(41,438,169)	(85,473,450)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		52,864,445	(38,113,353)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	23	175,275,834	242,393,201
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	23	228,140,279	204,279,848

The notes 1 to 39 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the condensed consolidated interim financial statements).

Moreover, on July 17 and August 26, 2020, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA, which were accepted on those dates for the Extraordinary Shareholder’s Meeting of that company. Additionally, on October 15, 2020, the Bank made a new irrevocable capital contribution for 61,689, which was accepted on that date (see note 1 to the condensed consolidated interim financial statements).

On November 30, 2020, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Apart from the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

From the transitory exceptions established by BCRA to the application of effective IFRS, the following have affected the preparation of these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as Group A by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 11. Considering such guidelines, the Bank adjusted the fair value previously determined.

As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the application of section 5.5 “Impairment” will have and the needed adjustment over the fair value of the Bank’s holding in Prisma Medios de Pago SA, as mentioned in sections a) and b) abovementioned, which could be material.

Except for what was mentioned in the preceding paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 6840. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the condensed consolidated interim financial statements presents a detailed description of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income for the period in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

As of the date of issuance of these condensed separate interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

Reclassification of financial assets and liabilities – Changes in business model

During July and August 2020, the Bank’s management decided to update the objective related to the investments in Federal Government Treasury Bonds adjusted by CER 1%, resulting in a reclassification from business model at amortized cost to business model at fair value to profit or loss (FVPL) and the investments in Federal Government Treasury Bonds adjusted by CER maturing 2021, resulting in a reclassification business model at FVPL to business model at fair value through other comprehensive income (FVOCI). For further information see note 3 section “Reclassification of financial assets and liabilities – Changes in business model” to the Condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronoucements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These Transactions are detailed in note 4 to the condensed consolidated interim financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2019, already issued.

5.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 5 to the condensed consolidated interim financial statements, are detailed the allowances recognized by the Bank under this concept.

During nine-month periods ended September 30, 2020 and 2019, losses for ECL related to loans and other financing and other debt securities measured at amortized cost amounted to 5,256,927 and 3,457,660, respectively, which were recognized in the condensed separate interim statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

6.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 6 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2020 and December 31, 2019:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2020
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	14,918,124	14,843,082		75,042
Derivative Financial Instruments	13,685	118	13,567
Other financial assets	47,860			47,860
Equity instruments at fair value through profit or loss	1,626,493	6,760		1,619,733

At fair value through OCI
Other debt securities	214,192,470	87,442,265	126,750,205

Total	230,798,632	102,292,225	126,763,772	1,742,635

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	381	357	24

Total	381	357	24

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	6,314,733	5,314,023	3,984	996,726
Derivative Financial Instruments	61,982	38,636	23,346
Other financial assets	28,128			28,128
Equity instruments at fair value through profit or loss	1,878,534	11,435		1,867,099

At fair value through OCI
Other debt securities	56,272,413	44,173,821	12,098,592

Total	64,555,790	49,537,915	12,125,922	2,891,953

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	940,073		940,073

Total	940,073		940,073

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal, as applicable, year for the financial assets and liabilities recognized at fair value, categorized as level 3:

	As of September 30, 2020
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	996,726	28,128	1,867,099
Transfers to Level 3
Transfers from Level 3
Profit and loss	163,325	4,090	94,522
Recognition and derecognition	(982,427)	19,366	9,244
Monetary effects	(102,582)	(3,724)	(351,132)
Amount at end of the period	75,042	47,860	1,619,733

	As of December 31, 2019
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	2,428,687	171,502	79,465
Transfers to Level 3
Transfers from Level 3
Profit and loss	822,851	16,831	(138,093)
Recognition and derecognition	(1,565,159)	(128,689)	2,854,090	(*)
Monetary effects	(689,653)	(31,516)	(928,363)
Amount at end of the fiscal year	996,726	28,128	1,867,099

(*)It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 11 to the condensed consolidated interim financial statements.

In note 6 to the condensed consolidated interim financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets and liabilities at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2020 and December 31, 2019, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2020 and December 31, 2019:

	09/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	101,705,607	101,705,607			101,705,607
Repo transactions	54,703,042	54,703,042			54,703,042
Other financial assets	13,926,480	13,926,480			13,926,480
Loans and other financing	237,915,479			223,208,226	223,208,226
Other debt securities	21,526,746	635,995	20,568,160	268,090	21,472,245
Financial assets delivered as guarantee	12,149,567	12,149,567			12,149,567
	441,926,921	183,120,691	20,568,160	223,476,316	427,165,167

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

	09/30/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	480,889,480	211,431,871		269,239,978	480,671,849
Other financial liabilities	26,234,910	25,021,258	1,211,681		26,232,939
Financing received from the BCRA and other financial entities	687,715	390,778	289,725		680,503
Issued corporate bonds	5,018,613		4,039,485		4,039,485
Subordinated corporate bonds	31,529,966		22,852,500		22,852,500
	544,360,684	236,843,907	28,393,391	269,239,978	534,477,276

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	119,105,966	119,105,966			119,105,966
Repo transactions	1,330,400	1,330,400			1,330,400
Other financial assets	6,067,261	6,067,261			6,067,261
Loans and other financing	269,753,991			237,297,282	237,297,282
Other debt securities	21,616,735	1,910,912	20,347,261	1,491,976	23,750,149
Financial assets delivered as guarantee	13,035,069	11,717,917			11,717,917
	430,909,422	140,132,456	20,347,261	238,789,258	399,268,975

Financial liabilities
Deposits	320,901,178	179,360,367		141,817,869	321,178,236
Repo transactions	1,225,960	1,225,960			1,225,960
Other financial liabilities	24,013,447	22,671,043	1,337,836		24,008,879
Financing received from the BCRA and other financial entities	2,746,175	2,246,906	432,121		2,679,027
Issued corporate bonds	6,756,507		1,687,627	3,251,452	4,939,079
Subordinated corporate bonds	29,730,457		22,427,007		22,427,007
	385,373,724	205,504,276	25,884,591	145,069,321	376,458,188

7.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 7 to the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

8.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of September 30, 2020 and December 31, 2019 is as follows:

Other financial assets	09/30/2020	12/31/2019
Receivables from spot sales of foreign currency pending settlements	7,658,638	16,438
Sundry debtors (see note 11)	6,110,405	5,697,889
Receivables from spot sales of government securities pending settlements	100,867	151,927
Private securities	47,860	28,128
Other	76,565	213,612
Allowances	(19,995)	(12,605)
	13,974,340	6,095,389

Other non-financial assets	09/30/2020	12/31/2019
Investment property (see Exhibit F)	749,701	698,906
Advanced prepayment	608,487	286,905
Tax advances	452,813	44,515
Other	57,100	87,324
	1,868,101	1,117,650

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

Disclosures related to allowance for ECL are detailed in note 5 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

9.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2020 and December 31, 2019, amounts related to transactions performed with related parties are as follows:

	Information as of September 30, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	610							610
Derivative instruments							12,340	12,340
Repo transactions		732,204						732,204
Loans and other financing (2)
Documents
Overdraft						23,628	226,520	250,148
Credit cards						28,375	4,320	32,695
Lease		1,676					5,622	7,298
Mortgage loans						11,364		11,364
Personal loans						63,759		63,759
Other loans		637,811					395,139	1,032,950
Guarantees granted							1,024,652	1,024,652

Total Assets	610	1,371,691				127,126	1,668,593	3,168,020

LIABILITIES

Deposits	8	1,273,344	118,758	26,243	37,805	375,261	784,112	2,615,531
Other financial liabilities						134	23,531	23,665
Other non-financial liabilities							8,462	8,462

Total Liabilities	8	1,273,344	118,758	26,243	37,805	375,395	816,105	2,647,658

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of September 30, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 641,021, 1,042,928 and 4,432,677, respectively.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

	Information as of December 31, 2019
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	587							587
Other financial assets		144,066						144,066
Loans and other financing (2)
Documents							673,118	673,118
Overdraft						813,716	1,297,574	2,111,290
Credit cards						38,794	28,817	67,611
Lease		4,138					8,377	12,515
Mortgage loans						58,733		58,733
Other loans							409,209	409,209
Guarantees granted							698,834	698,834

Total Assets	587	148,204				911,243	3,115,929	4,175,963

LIABILITIES

Deposits	13	1,101,409	102,745	1,458	28,026	15,898,947	495,875	17,628,473
Other financial liabilities						100	6,843	6,943

Total liabilities	13	1,101,409	102,745	1,458	28,026	15,899,047	502,718	17,635,416

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to de 6,344, 967,919 and 4,400,907, respectively.

Amounts related to transactions generated during the nine-month periods ended September 30, 2020 and 2019 with related parties are as follows:

	As of September 30, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		2,299				46,205	436,233	484,737
Interest expense					(5,166)	(1,414,605)	(36,422)	(1,456,193)
Commissions income		6,467	204		55	26	4,280	11,032
Commissions expense						(122)	(211)	(333)
Net income from measurement of financial instruments at fair value through profit or loss							3,731	3,731
Other operating income	3			1			17	21
Allowance for loan losses		(8,014)						(8,014)
Administrative expense							(108,377)	(108,377)
Other operating expense							(58,784)	(58,784)

Total Income / (loss)	3	752	204	1	(5,111)	(1,368,496)	240,467	(1,132,180)

(1)	Includes close family members of the key management personnel.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

	As of September 30, 2019
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)

Interest income		6,797				4,170	177,014	187,981
Interest expense					(2,130)	(1,059,349)	(297,983)	(1,359,462)
Commissions income		495	174		205	28	5,029	5,931
Net loss from measurement of financial instruments at fair value through profit or loss						(22,452)	(34,485)	(56,937)
Other operating income	4						32	36
Administrative expense							(27,166)	(27,166)
Other operating expense							(81,197)	(81,197)

Total Income / (loss)	4	7,292	174		(1,925)	(1,077,603)	(258,756)	(1,330,814)

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with other related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2020 and 2019, totaled 188,694 and 213,480, respectively.

In addition, fees received by the Directors as of September 30, 2020 and 2019 amounted to 1,266,139 and 1,332,576, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2020	12/31/2019
Board of Directors	13	14
Senior manager of the key management personnel	10	10
	23	24

10.	MODIFICATION OF FINANCIAL ASSETS

The financial assets modified during the period and their new gross carrying amounts are described in note 10 to the condensed consolidated interim financial statements.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRIMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of September 30, 2020 and December 31, 2019 is described in note 11 to the condensed consolidated interim financial statements.

12.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the period or fiscal year, as applicable, ended on September 30, 2020 and December 31, 2019.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

The expected terms to settle these obligations are detailed in note 12 to the condensed consolidated interim financial statements.

13.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of September 30, 2020 and December 31, 2019 is as follows:

Other financial liabilities	09/30/2020	12/31/2019
Credit and debit card settlement - due to merchants	12,042,562	16,484,252
Amounts payable for spot purchases of foreign currency pending settlement	7,697,383	28,285
Payments orders pending settlement foreign exchange	2,602,567	2,505,846
Collections and other transactions on account and behalf others	1,183,802	1,923,442
Finance leases liabilities	1,044,734	1,114,853
Amounts payable for spot purchases of government securities pending settlement	83,471	16,718
Amounts payable for spot purchases of other pending settlement		32,406
Other	1,580,391	1,907,645
	26,234,910	24,013,447

Other non-financial liabilities	09/30/2020	12/31/2019
Dividends to be paid (see note 34)	12,788,268
Salaries and payroll taxes payables	4,826,798	4,470,546
Withholdings	2,808,548	2,817,925
Taxes payables	1,714,358	2,317,724
Miscellaneous payables	924,535	1,157,777
Retirement pension payment orders pending settlement	275,525	406,053
Fees payables	145,593	580,952
Other	517,526	567,932
	24,001,151	12,318,909

14.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2020 and December 31, 2019:

09/30/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	101,705,607
Debt securities at fair value through profit or loss	2,203	13,333,194	1,582,727
Derivative instruments		13,685
Repo transactions		54,703,042
Other financial assets	3,029,305	9,557,966	1,387,069
Loans and other financing (1)	655,818	164,960,097	72,299,564
Other debt securities		224,239,222	11,479,994
Financial assets delivered as guarantee	12,149,567
Investment in equity instruments	1,626,493
Total Assets	119,168,993	466,807,206	86,749,354

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

09/30/2020	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	205,907,879	274,948,654	32,947
Derivative instruments		381
Other financial liabilities		26,210,274	24,636
Financing received from the BCRA and other financial entities		628,737	58,978
Issued Corporate bonds		2,640,917	2,377,696
Subordinated corporate bonds		1,059,966	30,470,000
Total Liabilities	205,907,879	305,488,929	32,964,257

12/31/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	119,105,966
Debt securities at fair value through profit or loss		1,035,224	5,279,509
Derivative instruments		61,982
Repo transactions		1,330,400
Other financial assets	2,979,155	1,650,135	1,466,099
Loans and other financing (1)	3,573,785	176,922,616	89,257,590
Other debt securities		77,077,359	811,789
Financial assets delivered as guarantee	11,717,918	1,317,151
Investment in equity instruments	1,878,534
Total Assets	139,255,358	259,394,867	96,814,987

Liabilities
Deposits	174,007,645	146,830,273	63,260
Derivative instruments		940,073
Repo transaction		1,225,960
Other financial liabilities		23,111,094	902,353
Financing received from the BCRA and other financial entities		2,518,672	227,503
Issued Corporate bonds		305,868	6,450,639
Subordinated corporate bonds		432,490	29,297,967
Total Liabilities	174,007,645	175,364,430	36,941,722

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

15.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 15 to the condensed consolidated interim financial statements.

16.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 16 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

b)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	09/30/2020				09/30/2019
	Quarter ended 09/30/2020		Accumulated from beginning of year up to 09/30/2020		Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Current loss tax expense	4,103,505		7,200,032		1,736,896	10,403,694

(Gain) / Loss for deferred income tax	(1,630,964)	(*)	2,016,913	(*)	(3,842,498)	(2,493,991)

Monetary effects	568,278		1,003,197		1,196,658	2,276,031

Income tax expense / (gain) recorded in the statement of income	3,040,819		10,220,142		(908,944)	10,185,734

Income tax loss recorded in other comprehensive income	47,129		123,073		135,916	118,439

	3,087,948		10,343,215		(773,028)	10,304,173

(*) Includes gain effects for the deferred income tax as explained point a) in note 16 to the condensed consolidated interim financial statements.

c)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 16 to the condensed consolidated interim financial statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated).

In addition, on October 24, 2020 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts 4,782,766 and 5,015,451 (not restated), inappropriately paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the update mechanism and the inflation adjustment established by the Income Tax Law. For further information see note 16 point d) to the condensed consolidated interim financial statements.

17.	COMMISSIONS INCOME

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Performance obligations satisfied at a point in time

Commissions related to obligations	3,016,572	8,849,797	3,369,018	10,390,361

Commissions related to credit cards	1,938,703	5,624,639	1,870,390	5,403,259

Commissions related to insurance	359,740	1,070,273	331,356	1,094,296

Commissions related to trading and foreign exchange transactions	147,596	346,696	151,225	423,443

Commissions related to securities value	33,287	90,206	36,217	114,971

Commissions related to loans and other financing	27,689	135,437	65,184	160,010

Commissions related to financial guarantees granted	104	454	446	4,704

Delfín Jorge Ezequiel Carballo
Chairperson

103

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

	09/30/2020		09/30/2020
Description (contd.)	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Performance obligations satisfied over certain time period

Commissions related to credit cards	78,729	242,148	65,311	211,166

Commissions related to trading and foreign exchange transactions	14,704	31,822	14,867	23,006

Commissions related to loans and other financing	187	589	3,046	12,997

Commissions related to obligations	25	770	593	2,938

Commissions related to financial guarantees granted			2,649	2,651

	5,617,336	16,392,831	5,910,302	17,843,802

18.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Translation of foreign currency assets and liabilities into pesos	704,617	1,862,456	402,867	(655,839)

Income from foreign currency exchange	456,782	674,674	1,656,466	3,143,955

	1,161,399	2,537,130	2,059,333	2,488,116

19.	OTHER OPERATING INCOME

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Services	516,954	1,625,897	542,696	1,376,169

Other receivables for financial intermediation	185,076	219,025

Adjustments and interest from other receivables	155,824	489,915	194,363	600,779

Adjustments from other receivables with CER clauses	31,574	110,727	39,558	128,990

Sale of property, plant and equipment	3,748	4,235

Derecognition or substantial modification of financial liabilities	2,878	206,333	364,093	469,217

Initial recognition of loans	(11,919)	7,356	(11,381)	102,225

Sale of non-current assets held for sale (1)			(60,735)	4,033,572

Other	125,195	480,020	299,902	1,024,180

	1,009,330	3,143,508	1,368,496	7,735,132

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 11.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

20.	EMPLOYEE BENEFITS

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Remunerations	4,558,789	13,081,907	4,495,461	13,198,263

Payroll taxes	1,011,072	2,897,189	950,923	4,178,568

Compensations and bonuses to employees	387,672	1,120,340	685,096	1,560,283

Employee services	146,309	361,512	161,948	429,608

	6,103,842	17,460,948	6,293,428	19,366,722

21.	ADMINISTRATIVE EXPENSES

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Maintenance, conservation and repair expenses	503,309	1,448,213	476,667	1,459,782

Armored truck, documentation and events	480,844	1,356,626	669,350	1,498,854

Taxes	399,366	1,208,907	451,709	1,379,770

Electricity and communications	340,521	1,044,769	346,975	1,081,596

Security services	309,627	965,584	363,415	1,084,003

Fees to directors and syndics	255,087	887,855	781,118	1,788,701

Software	242,724	716,571	245,394	759,278

Other fees	196,503	579,399	301,797	880,879

Advertising and publicity	73,952	227,252	148,590	382,587

Insurance	42,040	110,121	38,082	108,287

Representation, travel and transportation expenses	21,947	77,110	54,285	161,764

Stationery and office supplies	21,202	62,792	38,059	98,816

Leases	9,382	64,106	56,413	220,408

Hired administrative services	1,658	2,913	2,757	4,838

Other	463,434	683,177	130,647	412,855

	3,361,596	9,435,395	4,105,258	11,322,418

22.	OTHER OPERATING EXPENSES

	09/30/2020		09/30/2019
Description	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Turnover tax	2,476,905	7,730,755	3,024,198	9,146,436

For credit cards	1,118,556	3,084,985	1,218,338	3,407,927

Charges for other provisions	261,948	813,414	659,216	1,361,607

Deposit guarantee fund contributions	184,269	475,776	194,058	563,299

Taxes	121,265	389,721	204,984	1,333,298

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

	09/30/2020		09/30/2019
Description (contd.)	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Interest on lease liabilities	39,124	123,778	37,729	99,989

Insurance claims	12,779	46,980	19,187	53,933

Cost of onerous contracts	1,215	3,270

Donations	335	147,074	52,253	171,817

Loss from sale or impairment of investments in properties and other non-financial assets	2,444	2,444	6,047	148,157

For modification of financial assets (note 10)			3,505,087	3,505,087

For administrative, disciplinary and criminal penalties				82

Other	339,240	1,000,303	407,798	1,313,355

	4,558,080	13,818,500	9,328,895	21,104,987

23.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and deposit in banks	101,705,607	119,105,966	129,277,998	138,795,745

Other debt securities	126,434,672	56,169,868	75,001,850	103,597,456

	228,140,279	175,275,834	204,279,848	242,393,201

24.	CAPITAL STOCK

Note 24 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

25.	DEPOSIT GUARANTEE INSURANCE

Note 26 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.9440% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11959 issued on February 27, 2020.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

26.	RESTRICTED ASSETS

As of September 30, 2020 and December 31, 2019 the following Bank’s assets are restricted:

Item	09/30/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	126,889	117,842

• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 as of December 31, 2019, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	54,970	184,542

• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033, as of securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	35,372	143,484

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	28,526	26,493

• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the guarantee fund contribution in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	2,868

• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of September 30, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	275	4,200

Subtotal debt securities at fair value through profit or loss and other debt securities	248,900	476,561
Other financial assets

• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in turnover tax	827	1,011

Subtotal other financial assets	827	1,011
Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	159,149

Subtotal loans and other financing	159,149
Financial assets delivered as guarantee

• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	10,929,389	9,096,636

• Guarantee deposits related to credit and debit card transactions	1,074,898	986,398

• Other guarantee deposits	145,280	1,634,883

• Forward purchase for repo transactions		1,317,152

Subtotal Other financial assets delivered as guarantee	12,149,567	13,035,069

Other non-financial assets

• Real property related to call options sold	239,273	392,221

Subtotal Other non-financial assets	239,273	392,221

Total	12,797,716	13,904,862

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of September 30, 2020 it is related to the risk fund Fintech SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. On November 4 and 16, 2020 two contributions to the risk funds were made for 40,000 and 40,841, respectively.

In addition, on November 9, 2020 the Bank paid 12,638 for a call which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

27.	TRUST ACTIVITIES

Note 28 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

27.1	Financial trusts for investment purposes

As of September 30, 2020 and December 31, 2019 the debt securities with investment purposes and certificate of participation in financial trusts total 363,674 and 2,368,711, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

27.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 6,641 and 11,194, respectively.

27.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 1,134,744 and 1,255,115, respectively.

27.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2020 and December 31, 2019, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,339,900 and 2,377,187, respectively.

28.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 29.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

Additionally, the Bank’s shareholders’ equity as of September 30, 2020 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,288,487,731 and exceeds the minimum amount required by this regulation as of that date, for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs, and the minimum statutory guarantee account required of 710,175 UVA, which the Bank paid-in with government securities as described in note 26 and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 29.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

29.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2020 are described in note 30 to the condensed consolidated interim financial statements.

30.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 31 to the condensed consolidated interim financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

31.	ISSUANCE OF CORPORATE BONDS

Note 32 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as September 30, 2020 and December 31, 2019, under the terms and values therein expressed.

32.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of September 30, 2020 and December 31, 2019:

Item	09/30/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	133,782,305	83,465,878

Preferred and other collaterals received from customers (1)	82,855,922	67,919,926

Outstanding checks not yet paid	6,999,441	9,808,816

Checks already deposited and pending clearance	3,442,691	3,689,510

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020, unless expressly stated)

33.	TAX AND OTHER CLAIMS

33.1. Tax claims

Note 34.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency (AFIP, for its acronym in Spanish) and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

33.2. Other claims

Note 34.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

34.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 35 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

35.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 36 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

36.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 38 to the condensed consolidated interim financial statements.

37.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 39 to the condensed consolidated interim financial statements.

38.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

39.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
 AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)
 (Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Holdings				Position
		09/30/2020			12/31/2019	09/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	6,610,842	4,797,765	7,227,621		7,227,621
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	6,432,638		6,758,942		6,758,942
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	597,962		597,962		597,962
Federal government bonds in pesos -Private Badlar + 200 PBS- Maturity: 04-03-2022	5480		1	446,968	2,961	446,968		446,968
Federal government treasury bonds in pesos adjustment by CER - Maturity: 11-09-2026	5925		1	215,284		215,284		215,284
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-25-2024	5493		1	168,031		168,031		168,031
Federal government treasury bonds in pesos adjustment by CER - Maturity: 04-17-2021	5494		1	139,933		139,933		139,933
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-18-2022	5491		1	83,004		83,004		83,004
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	79,615	87,175	79,615		79,615
Federal government bonds in pesos -Private Badlar + 100 PBS- Maturity: 08-05-2021	5360		1	53,977		53,977		53,977
Other				14,828	430,105	14,828		14,828
Subtotal local government securities				14,843,082	5,318,006	15,786,165		15,786,165

Private securities
Debt Securities in Financial Trusts Surcos			3	64,661	128,780	64,661		64,661
Debt Securities in Financial Trusts Secubono Series 191 Class C - Maturity: 08-28-2020 (1)	54377		3	6,139	5,898	6,139		6,139
Values of business of services public			3	2,203	2,130	2,203		2,203
Debt Securities in Financial Trusts Secubono Series 191 Class B - Maturity: 07-28-2020 (1)	54376		3	2,039	14,750	2,039		2,039
Debt Securities in Financial Trusts Consubond					433,291
Debt Securities in Financial Trusts Agrocap					115,957
Debt Securities in Financial Trusts Secubono Series 191 Class B - Maturity: 06-29-2020	54375				103,137
Debt Securities in Financial Trusts Secubono					83,488
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425				36,923
Debt Securities in Financial Trusts Secubono S189 A - Maturity: 03-30-2020	54228				27,146
Other					45,227
Subtotal local private securities				75,042	996,727	75,042		75,042
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				14,918,124	6,314,733	15,861,207		15,861,207

(1) The date exposed related to the reported at the emission brochure.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
 AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)
 (Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Holdings				Position
		09/30/2020			12/31/2019	09/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
National treasury bills at discount in pesos - Maturity: 01-29-2021	5381		1	23,567,841		23,567,841		23,567,841
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	19,090,830		19,090,830		19,090,830
Federal government treasury bonds in pesos adjustment by CER - Maturity: 04-17-2021	5494		1	15,714,041		15,714,041		15,714,041
National treasury bills at discount in pesos - Maturity: 02-26-2021	5385		1	13,125,000		13,125,000		13,125,000
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	8,036,342		8,036,342		8,036,342
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	3,072,837		3,072,837		3,072,837
National treasury bills at discount in pesos - Maturity: 12-30-2020	5380		1	3,026,328		3,026,328		3,026,328
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	945,582		945,582		945,582
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	823,085		823,085		823,085
Treasury bills of Province of Neuquén S. 1 C. 1 - Maturity: 04-07-2021	42263		2	285,062		285,062		285,062
Other				70,850	102,545	70,850		70,850
Subtotal local government securities				87,757,798	102,545	87,757,798		87,757,798
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-27-2020			2	28,699,144		28,699,144		28,699,144
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-13-2020			2	22,732,486		22,732,486		22,732,486
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-20-2020			2	21,441,925		21,441,925		21,441,925
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-06-2020			2	16,894,464		16,894,464		16,894,464
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-22-2020			2	11,254,214		11,254,214		11,254,214
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-08-2020			2	9,932,645		9,932,645		9,932,645
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-15-2020			2	8,383,507		8,383,507		8,383,507
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-01-2020			2	7,096,287		7,096,287		7,096,287
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020					18,077,211
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020					13,828,561
Other					24,264,096
Subtotal Central Bank of Argentina Bills				126,434,672	56,169,868	126,434,672		126,434,672
Total Other debt securities measured at fair value though other comprehensive income				214,192,470	56,272,413	214,192,470		214,192,470
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	5330	10,839,983	2	10,933,488	9,751,305	10,933,488		10,933,488
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	8,765,200	2	9,174,821		9,174,821		9,174,821
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	504,553	1	304,431	393,068	304,431		304,431
Federal government treasury bonds adjustment by CER - Maturity: 03-18-2022	5491	53,942	1	50,302		50,302		50,302
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695	77,500	1	26,224	28,282	26,224		26,224
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	5349				1,836,994
National treasury bills capitalized in pesos - Maturity: 05-13-2020	5343				1,758,387
National treasury bills capitalized in pesos - Maturity: 08-29-2020	5341				1,494,600
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	5351				1,080,168
National treasury bills capitalized in pesos - Maturity: 10-31-2019	5269				957,780
Other					997,790
Subtotal local government securities				20,489,266	18,298,374	20,489,266		20,489,266
Private securities
Corporate Bonds Pan American Energy LLC. C012 -Maturity: 11-19-2020	54723	124,574	2	123,120		123,120		123,120
Corporate Bonds HSBC Bank Argentina SA C007 -Maturity: 12-17-2020	53068	132,917	2	114,244	80,870	114,244		114,244
Corporate Bonds YPF C043-Maturity: 10-21-2023	50939	112,675	2	87,513	90,129	87,513		87,513
Corporate Bonds YPF C046-Maturity: 03-04-2023	51308	109,033	2	70,607	72,055	70,607		70,607
Corporate Bonds Tecteprol S.A. C003-Maturity: 02-20-2021	54629	50,221	2	49,053		49,053		49,053
Corporate Bonds Pan American Energy LLC. C007 -Maturity: 11-20-2020	51035	51,442	2	46,802	28,707	46,802		46,802
Corporate Bonds Albanessi S.A. CL003-Maturity: 06-15-2021	52559	58,554	2	40,185	34,534	40,185		40,185
Debt Securities in Financial Trusts Secubono S198 CLA - Maturity: 03-01-2020	54692	41,389	3	37,365		37,365		37,365
Debt Securities in Financial Trusts Secubono S199 CLA - Maturity: 03-01-2020	54760	39,220	3	36,832		36,832		36,832
Debt Securities in Financial Trusts Secubono S197 CLA - Maturity: 12-28-2020	54645	44,248	3	35,949		35,949		35,949
Other				395,810	3,012,066	395,810		395,810
Subtotal local private securities				1,037,480	3,318,361	1,037,480		1,037,480
Total Other debt securities measured at cost amortized				21,526,746	21,616,735	21,526,746		21,526,746
TOTAL OTHER DEBT SECURITIES				235,719,216	77,889,148	235,719,216		235,719,216

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
 AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Holdings				Position
		09/30/2020			12/31/2019	09/30/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,420,695	1,737,352	1,420,695		1,420,695
Mercado Abierto Electrónico SA			3	127,959	63,534	127,959		127,959
C.O.E.L.S.A			3	19,511	11,746	19,511		19,511
Matba Rofex SA			3	14,246	14,123	14,246		14,246
Sedesa			3	11,682	8,526	11,682		11,682
Argentina Clearing y Resgistro SA			3	10,331	12,771	10,331		10,331
AC Inversora SA			3	4,439		4,439		4,439
Mercado a Término Rosario SA			3	3,477	11,237	3,477		3,477
Provincanje SA			3	2,435	2,978	2,435		2,435
Proin SA			3	1,960	1,807	1,960		1,960
Other				1,279	1,473	1,279		1,279
Subtotal local				1,618,014	1,865,547	1,618,014		1,618,014
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	6,760	11,435	6,760		6,760
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	1,719	1,552	1,719		1,719
Subtotal foreign				8,479	12,987	8,479		8,479
Total measured at fair value through profit or loss				1,626,493	1,878,534	1,626,493		1,626,493
TOTAL EQUITY INSTRUMENTS				1,626,493	1,878,534	1,626,493		1,626,493
TOTAL GOVERNMENT AND PRIVATE SECURITIES				252,263,833	86,082,415	253,206,916		253,206,916

Delfín Jorge Ezequiel Carballo
Chairperson

          EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020	12/31/2019
COMMERCIAL

In normal situation	73,701,487	124,931,000
With senior “A” collateral and counter-collateral	2,947,491	4,108,622
With senior “B” collateral and counter-collateral	10,425,742	13,435,381
Without senior collateral or counter-collateral	60,328,254	107,386,997

Subject to special monitoring	1,393,373	314,800
In observation
With senior “A” collateral and counter-collateral	338
With senior “B” collateral and counter-collateral	138,515
Without senior collateral or counter-collateral	997,429	629
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	123,192	118,454
Without senior collateral or counter-collateral	133,899	195,717

Troubled	179,789	86,602
With senior “A” collateral and counter-collateral	48,069
With senior “B” collateral and counter-collateral	131,588	12,840
Without senior collateral or counter-collateral	132	73,762

With high risk of insolvency	705,398	1,606,372
With senior “A” collateral and counter-collateral		10,604
With senior “B” collateral and counter-collateral	70,828	377,639
Without senior collateral or counter-collateral	634,570	1,218,129

Irrecoverable	295,132	6,928
With senior “A” collateral and counter-collateral		509
With senior “B” collateral and counter-collateral	255,567
Without senior collateral or counter-collateral	39,565	6,419

Subtotal Commercial	76,275,179	126,945,702

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
  BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTIEMBRE 30, 2020 AND DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)
 (Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020	12/31/2019
CONSUMER AND MORTGAGE

Performing	171,653,040	149,689,365
With senior “A” collateral and counter-collateral	17,632,616	2,926,665
With senior “B” collateral and counter-collateral	16,611,588	17,461,291
Without senior collateral or counter-collateral	137,408,836	129,301,409

Low risk	367,639	2,021,185
With senior “A” collateral and counter-collateral	5,163	20,399
With senior “B” collateral and counter-collateral	40,328	222,366
Without senior collateral or counter-collateral	322,148	1,778,420
Low risk - in special treatment	13,466
Without senior collateral or counter-collateral	13,466
Medium risk	350,548	1,709,062
With senior “A” collateral and counter-collateral	5,461	16,304
With senior “B” collateral and counter-collateral	45,738	158,967
Without senior collateral or counter-collateral	299,349	1,533,791

High risk	627,810	1,932,697
With senior “A” collateral and counter-collateral	18,357	32,808
With senior “B” collateral and counter-collateral	92,961	161,972
Without senior collateral or counter-collateral	516,492	1,737,917

Irrecoverable	688,481	528,616
With senior “A” collateral and counter-collateral	8,638	11,412
With senior “B” collateral and counter-collateral	224,424	174,828
Without senior collateral or counter-collateral	455,419	342,376

Subtotal consumer and mortgage	173,700,984	155,880,925
Total	249,976,163	282,826,627

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	At 09/30/2020	At 12/31/2019
Loans and other financing	237,915,479	269,753,991
+ Allowances for loans and other financing	8,588,639	6,194,058
+ Adjustment IFRS (Adjustment amortized cost and fair value)	68,960	139,172
+ Debt securities of financial trust - Measured at amortized cost	242,975	1,345,987
+ Corporate bonds	797,909	1,974,743
- Interest and other accrued items receivable from financial assets with impaired credit value	(97,036)	(66,493)
Guarantees provided and contingent liabilities	2,459,237	3,485,169
Total computable items	249,976,163	282,826,627

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	30,771,020	12.31	46,438,931	16.42
50 next largest customers	23,992,268	9.60	43,596,695	15.41
100 next largest customers	13,085,737	5.23	18,885,071	6.68
Other customers	182,127,138	72.86	173,905,930	61.49
Total (1)	249,976,163	100.00	282,826,627	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
 AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
 (Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		278,509	679,945	724,847	1,338,391	1,974,335	1,500,812	6,496,839
Financial sector		199,855	204,056	171,846	1,089,598	1,006,089	1,297	2,672,741
Non-financial private sector and foreign residents	1,936,331	80,253,555	30,476,525	34,674,560	54,778,216	42,301,304	68,805,431	313,225,922
Total	1,936,331	80,731,919	31,360,526	35,571,253	57,206,205	45,281,728	70,307,540	322,395,502

 BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
 AS OF DECEMBER 31, 2019
 (Translation of the Financial statements originally issued in Spanish – See Note 39)
 (Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		3,344,059	791,296	934,667	2,246,660	3,702,545	2,471,287	13,490,514
Financial sector		2,244,407	2,698,446	576,980	772,139	1,092,035	6,686	7,390,693
Non-financial private sector and foreign residents	4,413,926	110,912,461	32,667,546	29,649,277	37,035,088	53,409,957	82,402,251	350,490,506
Total	4,413,926	116,500,927	36,157,288	31,160,924	40,053,887	58,204,537	84,880,224	371,371,713

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Real property	26,787,704	50	392,002	28	1,697,701	27	413,268	2,110,942	25,068,736
Furniture and facilities	3,248,176	10	210,579	574	1,247,108	30	244,109	1,491,187	1,966,994
Machinery and equipment	4,355,905	5	391,221	65	2,313,211	17	584,346	2,897,540	1,849,521
Vehicles	731,608	5	51,158	49,067	603,307	44,942	47,588	605,953	127,746
Work in progress	1,068,218		246,433	485,843					828,808
Right of use	1,481,038	5	325,977	92,752	362,044	22,755	345,848	685,137	1,029,126
Total property, plant and equipment (1)	37,672,649		1,617,370	628,329	6,223,371	67,771	1,635,159	7,790,759	30,870,931

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the fiscal year
Cost
Real property	24,810,352	50	2,113,253	135,901	1,324,754	106,339	479,286	1,697,701	25,090,003
Furniture and facilities	3,028,852	10	650,104	430,780	1,402,497	428,723	273,334	1,247,108	2,001,068
Machinery and equipment	6,860,087	5	769,394	3,273,576	4,739,104	3,270,014	844,121	2,313,211	2,042,694
Vehicles	724,160	5	118,525	111,077	590,067	56,955	70,195	603,307	128,301
Work in progress	1,838,008		1,777,994	2,547,784	0	0	0	0	1,068,218
Right of use			1,611,737	130,699		37,354	399,398	362,044	1,118,994

Total property, plant and equipment (1)	37,261,459		7,041,007	6,629,817	8,056,422	3,899,385	2,066,334	6,223,371	31,449,278

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Rented properties	197,812	50	1		30,266		1,699	31,965	165,848
Other investment properties	560,419	50	62,569	3,651	29,059	4	6,429	35,484	583,853
Total investment property	758,231		62,570	3,651	59,325	4	8,128	67,449	749,701

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	197,812	50			28,055	1	2,212	30,266	167,546
Other investment properties	462,017	50	389,783	291,381	21,880	1	7,180	29,059	531,360
Total investment property	659,829		389,783	291,381	49,935	2	9,392	59,325	698,906

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT G
CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	1,998,401	5	419,940		819,188	1	342,092	1,161,279	1,257,062
Other intangible assets	6,225,912	5	976,433		3,075,059	3	954,274	4,029,330	3,173,015
Total intangible assets (1)	8,224,313		1,396,373		3,894,247	4	1,296,366	5,190,609	4,430,077

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the fiscal year
Cost
Licenses	2,432,409	5	625,127	1,059,135	1,499,644	1,052,102	371,646	819,188	1,179,213
Other intangible assets	7,401,985	5	1,452,691	2,628,764	4,346,873	2,478,933	1,207,119	3,075,059	3,150,853
Total intangible assets (1)	9,834,394		2,077,818	3,687,899	5,846,517	3,531,035	1,578,765	3,894,247	4,330,066

(1)	During the fiscal year 2020 and 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020		12/31/2019
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	121,924,426	25.35	30,407,014	9.48
50 next largest customers	42,156,671	8.77	15,445,212	4.81
100 next largest customers	20,889,066	4.34	11,714,142	3.65
Other customers	295,919,317	61.54	263,334,810	82.06

Total	480,889,480	100.00	320,901,178	100.00

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	424,948,247	43,023,859	6,951,830	11,314,667	51,326	2,419	486,292,348

From the non-financial government sector	95,917,756	9,806,003	1,052,909	1,926			106,778,594
From the financial sector	440,978						440,978
From the non-financial private sector and foreign residents	328,589,513	33,217,856	5,898,921	11,312,741	51,326	2,419	379,072,776

Derivative instruments	3	378					381

Other financial liabilities	26,013,817	51,579	15,579	142,342	20,390	7,429	26,251,136

Financing received from the Central Bank of Argentina and other financial institutions	35,190	296,584	213,073	112,766	60,348	9,670	727,631

Issued corporate bonds	197,750	208,048	215,866	2,800,652	2,793,793		6,216,109

Subordinated corporate bonds		1,028,362		1,028,363	2,159,257	40,648,046	44,864,028

Total	451,195,007	44,608,810	7,396,348	15,398,790	5,085,114	40,667,564	564,351,633

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I
(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	286,104,570	31,936,853	4,247,226	1,256,621	65,467	27,725	323,638,462

From the non-financial government sector	20,636,575	951,662	52,287	2,544			21,643,068
From the financial sector	384,185						384,185
From the non-financial private sector and foreign residents	265,083,810	30,985,191	4,194,939	1,254,077	65,467	27,725	301,611,209

Derivative instruments	358,472	417,185	164,416				940,073

Repo transactions	1,226,083						1,226,083

Other financial institutions	1,226,083						1,226,083

Other financial liabilities	22,673,042	119,041	126,454	204,858	396,771	525,530	24,045,696

Financing received from the Central Bank of Argentina and other financial institutions	1,260,919	1,015,080	184,144	120,069	207,472	56,029	2,843,713

Issued corporate bonds	391,667		629,763	904,300	4,113,993	3,778,116	9,817,839

Subordinated corporate bonds			988,806	988,807	1,977,613	40,171,906	44,127,132

Total	312,014,753	33,488,159	6,340,809	3,474,655	6,761,316	44,559,306	406,638,998

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	09/30/2020
Provisions for eventual commitments	21,122	8,550		7,205	(3,681)	18,786
For Administrative, disciplinary and criminal penalties	878				(160)	718
Other	1,779,946	812,051	7	635,603	(350,347)	1,606,040
Total Provisions	1,801,946	820,601	7	642,808	(354,188)	1,625,544

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	09/30/2020
Provisions for eventual commitments	20,185	9,864			(8,927)	21,122
For Administrative, disciplinary and criminal penalties	1,350				(472)	878
Other	1,966,153	1,615,880	1,035,404	32,989	(733,694)	1,779,946
Total Provisions	1,987,688	1,625,744	1,035,404	32,989	(743,093)	1,801,946

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Shares				Capital Stock
			Votes per	Issued
Class	Stock number	Face value	share	outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	09/30/2020					12/31/2019
	Total parent company	Total per currency
Item	and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	81,122,802	80,632,293	348,808	16,273	125,428	82,755,712
Debt securities at fair value through profit or loss	854	854				302,355
Other financial assets	4,297,537	4,297,537				4,477,295
Loans and other financing	22,981,754	22,981,754				47,296,250
Non-financial Public Sector
Other financial institutions	39,045	39,045				743,743
From the non-financial private sector and foreign residents	22,942,709	22,942,709				46,552,507
Other debt securities
Financial assets delivered as guarantee	1,517,236	1,517,236				3,519,605
Equity instruments at fair value through profit or loss	8,479	8,479				12,987
Investments in associates and joint ventures	2,391,898	2,391,898				2,423,174

TOTAL ASSETS	112,320,560	111,830,051	348,808	16,273	125,428	140,787,378

LIABILITIES
Deposits	66,840,363	66,840,363				96,867,544
Non-financial government sector	2,536,305	2,536,305				4,879,694
Financial sector	393,423	393,423				281,170
Non-financial private sector and foreign residents	63,910,635	63,910,635				91,706,680
Other financial liabilities	4,162,146	4,044,194	104,684		13,268	4,262,525
Financing from the Central Bank and other financial institutions	539,839	539,839				2,501,378
Subordinated corporate bonds	31,529,966	31,529,966				29,730,457
Other non-financial liabilities	45,312	45,312				17,552

TOTAL LIABILITIES	103,117,626	102,999,674	104,684		13,268	133,379,456

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term (in moths)	Residual weighted monthly average term (in moths)	Weighted daily average term settlement of differences (in days)	Amount (*)
	Intermediation	Foreign	Daily settlement of	ROFEX (over-the-counter	2	2	1	128,912
Futures	- own account	currency	differences	electronic market)

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forwards	- own account	currency	of differences	in Argentina – Non-financial sector	6	2	30	321,818

	Intermediation	Local government	With delivery of	Other countries of local
Repo transactions	- own account	securities	underlying asset		1	1		61,700,148

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina – Non-	33	14		334,408
				Financial sector

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
For measurement of financial assets at fair value through profit or loss
Gain / (Loss) from government securities	2,644,815	6,390,394	(348,643)	(184,450)
Gain from private securities	20,765	163,325	153,683	556,222
Gain from derivative financial instruments
Forward transactions	1,328	62,659	1,062,084	1,554,730
Loss from other financial assets	(2,505)	(982)	(5,492)	(5,812)
(Loss) / Gain from equity instruments at fair value through profit or loss	(106,772)	83,324	(14,393)	2,307,001
Loss from sales or decreases of financial assets at fair value (*)	(9,646,534)	(20,757,945)	(17,466,037)	(44,095,307)
Total	(7,088,903)	(14,059,225)	(16,618,798)	(39,867,616)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged or charged during the period.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Interest income
for cash and bank deposits	28,763	113,048	124,189	234,212
for government securities	1,370,422	4,399,533	2,692,067	4,434,756
for private securities	263,773	1,299,165	520,046	522,398
for loans and other financing
Non-financial public sector	509,337	1,557,352	103,208	638,448
Financial sector	196,467	751,345	539,976	1,975,771
Non-financial private sector
Overdrafts	1,443,231	9,132,910	4,785,434	10,835,235
Documents	796,783	3,223,490	1,383,648	5,222,207
Mortgage loans	1,551,722	5,195,749	2,113,814	7,065,253
Pledge loans	105,656	330,270	184,913	607,898
Personal loans	7,156,123	22,216,041	8,869,787	28,517,016
Credit cards	2,500,724	8,057,674	3,729,438	12,478,512
Financial leases	10,813	43,338	51,097	188,783
Other	3,488,603	8,720,492	1,354,496	4,404,682
for repo transactions
Central Bank of Argentina	2,094,661	4,037,375		17,148
Other financial institutions	9,930	58,380	10,787	3,109,572
Total	21,527,008	69,136,162	26,462,900	80,251,891
Interest expenses
for deposits
Financial private sector
Non-financial private sector
Checking accounts	(423,356)	(679,717)	(151,565)	(447,955)
Saving accounts	(124,333)	(422,085)	(164,045)	(575,325)
Time deposits and investments accounts	(14,152,513)	(32,855,845)	(20,153,470)	(59,493,084)
for Financing received from Central Bank of Argentina and other financial institutions	(17,822)	(57,979)	(89,447)	(263,724)
for repo transactions
Other financial institutions	(1,695)	(97,810)	(76,763)	(370,520)
for other financial liabilities	(7,947)	(44,313)	(50,609)	(146,308)
Issued corporate bonds	(347,449)	(1,056,916)	(1,136,128)	(2,673,090)
for subordinated corporate bonds	(552,271)	(1,608,109)	(553,010)	(1,536,181)
Total	(15,627,386)	(36,822,774)	(22,375,037)	(65,506,187)

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
From debt government securities	15,324,049	34,539,307	(1,070,465)	(1,516,835)	24,653,912	63,118,356	587,858	589,790
Total	15,324,049	34,539,307	(1,070,465)	(1,516,835)	24,653,912	63,118,356	587,858	589,790

	Income for the period
Commissions income	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Commissions related to obligations	3,016,597	8,850,567	3,369,611	10,393,299
Commissions related to credits	27,876	136,026	68,230	173,007
Commissions related to loans commitments and financial guarantees	104	454	3,095	7,355
Commissions related to securities value	33,287	90,206	36,217	114,971
Commissions to credit cards	2,017,432	5,866,787	1,935,701	5,614,425
Commissions to insurances	359,740	1,070,273	331,356	1,094,296
Commissions related to trading and foreign exchange transactions	162,300	378,518	166,092	446,449
Total	5,617,336	16,392,831	5,910,302	17,843,802

	Loss for the period
Commissions expenses	Quarter ended 09/30/2020	Accumulated from beginning of year up to 09/30/2020	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019
Commissions related to trading and foreign exchange transactions	(30,069)	(82,767)	(91,522)	(137,971)
Other
Commissions paid ATM exchange	(270,848)	(796,604)	(237,979)	(626,876)
Checkbooks commissions and compensating cameras	(97,356)	(278,661)	(109,327)	(311,622)
Commissions Credit cards and foreign trade	(56,525)	(175,536)	(110,578)	(331,591)
	(454,798)	(1,333,568)	(549,406)	(1,408,060)

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	09/30/2020
Other financial assets	12,605	9,688			(2,298)	19,995
Loans and other financing	6,194,058	2,148,661	1,125,199	249,673	(1,128,952)	8,588,639
Other financial institutions	33,749	(6,149)			(6,153)	21,447
To the non-financial private sector and foreign residents
Overdrafts	943,729	28,516	44,102	495,225	(172,006)	1,339,566
Documents	449,160	74,191	80,984	(5,024)	(81,866)	517,445
Mortgage loans	468,419	86,471	111,213	(14,787)	(85,376)	565,940
Pledge loans	157,815	18,851	65,766	(15,410)	(28,764)	198,258
Personal loans	2,246,910	402,455	186,999	(77,359)	(409,528)	2,349,477
Credit cards	969,822	798,367	374,749	(10,484)	(176,764)	1,955,690
Financial leases	6,544	(1,526)	316	1,677	(1,193)	5,818
Other	917,910	747,485	261,070	(124,165)	(167,302)	1,634,998
Eventual commitments	21,122	4,865	(3,354)		(3,847)	18,786
Other debt securities	2,369	1,466			(431)	3,404
Total allowances	6,230,154	2,164,680	1,121,845	249,673	(1,135,528)	8,630,824

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures stated in thousands of pesos in terms of purchasing power of pesos as of September 30, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2019
Other financial assets		12,605				12,605
Loans and other financing	7,278,207	546,327	146,277	770,122	(2,546,875)	6,194,058
Other financial institutions	70	33,703			(24)	33,749
To the non-financial private sector and foreign residents
Overdrafts	487,430	104,046	(80,146)	602,966	(170,567)	943,729
Documents	984,631	(44,312)	97,359	(243,964)	(344,554)	449,160
Mortgage loans	460,138	2,371	108,368	58,559	(161,017)	468,419
Pledge loans	389,850	7,212	(128,546)	25,720	(136,421)	157,815
Personal loans	2,602,011	344,613	162,192	48,620	(910,526)	2,246,910
Credit cards	1,550,335	81,532	(96,210)	(23,324)	(542,511)	969,822
Financial leases	18,574	529	(3,018)	(3,041)	(6,500)	6,544
Other	785,168	16,633	86,278	304,586	(274,755)	917,910
Eventual commitments	20,185	1,080	6,920		(7,063)	21,122
Other debts securities		2,369				2,369
Total allowances	7,298,392	562,381	153,197	770,122	(2,553,938)	6,230,154

Delfín Jorge Ezequiel Carballo
Chairperson

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries (“the Bank”), which comprise: (a) the consolidated statement of financial position as of September 30, 2020, (b) the consolidated statements of income and other comprehensive income for the three and nine months periods ended September 30, 2020, the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), subject to the exceptions established by the BCRA that are explained in the aforementioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim consolidated financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

2

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1.:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Entity indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that although it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements, the Entity considers that these effects could be significant.

3

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section "Applicable Accounting Standards", in which the Entity discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the items required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of September 30, 2020, the Entity estimates that these effects could be significant.

These aspects do not modify the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in note 41. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

(a)	The financial statements mentioned in paragraph 1., as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

4

(b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of September 30, 2020, arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of September 30, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 257,508,003, none of which was due and payable as of that date.

Buenos Aires City,

November 30, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

REVIEW REPORT ON CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of September 30, 2020, (b) the separate statements of income and other comprehensive income for the three and nine months periods ended September 30, 2020, the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), subject to the exceptions established by the BCRA that are explained in the aforementioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim separate financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the separate financial statements mentioned in paragraph 1.:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Entity indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that although it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements, the Entity considers that these effects could be significant.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section "Applicable Accounting Standards ", in which the Entity discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the items required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of September 30, 2020, the Entity estimates that these effects could be significant.

These aspects do not modify the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in note 39. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

(a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The financial statements mentioned in paragraph 1. as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of September 30, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 257,508,003, none of which was due and payable as of that date.

(d)	As of September 30, 2020, as stated in note 28. to the financial statements mentioned in paragraph 1., the Bank carries shareholders’ equity and a statutory guarantee account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for the categories indicated in the abovementioned note.

Buenos Aires City,

November 30, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 19, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer